Filed Pursuant to Rule 424(b)(3)
Registration No. 333-198982

PROSPECTUS

Subscription Rights to Purchase up to 13,333,333 Shares
of Common Stock at $1.50 per Full Share

We are distributing, at no charge, to holders of our common stock non-transferable subscription rights to purchase up to 13,333,333 shares of our common stock. You will receive one subscription right for each share of common stock owned at 5:00 p.m., New York City time, on October 31, 2014.

Each subscription right will entitle you to purchase 0.5329 shares of our common stock at a subscription price of $1.50 per full share, which we refer to as the basic subscription privilege. The per-share price was determined by our board of directors after a review of recent historical trading prices of our common stock and the closing sales price of our common stock on October 21, 2014, the last trading day prior to determination of the subscription price. The closing price of our common stock on October 21, 2014 was $1.77. If you fully exercise your basic subscription privilege and other stockholders do not fully exercise their basic subscription privileges, you may also exercise an over-subscription right to purchase additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to the availability and pro rata allocation of shares among stockholders exercising this over-subscription right. If all the rights were exercised, the total purchase price of the shares of common stock offered in the rights offering would be approximately $20 million.

We are conducting the rights offering to raise capital that we intend to use for general corporate purposes, which may include funding our growth plan, working capital and capital expenditures, including initiatives to propel sales growth in our restaurants, such as investing in technology, including remote ordering, point of sale, or POS, system upgrade, and initiatives to increase through-put efficiencies; upgrading equipment and furnishings, and refreshing our restaurants; construction of a new restaurant in Chicago scheduled to open in December of 2014; and funding our operations until we become cash flow positive from operations (excluding capital expenditures). We may also use the proceeds from the rights offering to pay certain of our outstanding indebtedness as well as indebtedness we may incur in connection with the potential acquisition of Hearthstone Associates, Inc. See “Recent Developments” and “Use of Proceeds”.

In no event may a stockholder exercise subscription and over-subscription privileges to the extent that such exercise would result in the stockholder owning 20% or more of our issued and outstanding common stock after giving effect to such stockholder's purchase under the basic subscription privilege and the over-subscription privilege.

The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on December 9, 2014, unless we extend the rights offering period. We have the option to extend the rights offering and the period for exercising your subscription rights for a period not to exceed 30 days, although we do not presently intend to do so. You should carefully consider whether to exercise your subscription rights prior to the expiration of the rights offering. All exercises of subscription rights are irrevocable, even if the rights offering is extended by our board of directors. However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms of the rights offering set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced.

Our board of directors is making no recommendation regarding your exercise of the subscription rights. The subscription rights may not be sold, transferred or assigned and will not be listed for trading on the NASDAQ Capital Market or any stock exchange or market or on the OTC Bulletin Board.

Our board of directors may cancel the rights offering at any time prior to the expiration of the rights offering for any reason. In the event the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

The shares of common stock are being offered directly by us without the services of an underwriter or selling agent.

Shares of our common stock are traded on the NASDAQ Capital Market (“Nasdaq”) under the symbol “COSI.” On October 31, 2014, the closing sales price for our common stock was $1.69 per share. The shares of common stock issued in the rights offering will also be traded on Nasdaq under the same symbol.

The exercise of your subscription rights for shares of our common stock involves risks. See “Risk Factors” beginning on page 19 of this prospectus as well as the risk factors and other information in any documents we incorporate by reference into this prospectus to read about important factors you should consider before exercising your subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 7, 2014

As permitted under the rules of the Securities and Exchange Commission, or the SEC, this prospectus incorporates important business information about Così, Inc. that is contained in documents that we file with the SEC, but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find Additional Information” in this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with additional or different information from that contained in or incorporated by reference into this prospectus. You should assume that the information contained in or incorporated by reference into this prospectus is accurate only as of any date on the front cover of this prospectus or the date of the document incorporated by reference, as applicable, regardless of the time of delivery of this prospectus or any exercise of the subscription rights. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of these securities in any state where the offer is not permitted.

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PROSPECTUS SUMMARY

This summary highlights information contained in or incorporated by reference into this prospectus. This summary may not contain all of the information that you should consider before deciding whether or not you should exercise your subscription rights. You should carefully read this prospectus, including the documents incorporated by reference, which are described under the heading “Incorporation by Reference” in this prospectus. References in this prospectus to “Così,” “the Company,” “we,” “us” and “our” refer to Così, Inc., and its consolidated subsidiaries.

Our Business

We are a company that owns, operates and franchises fast casual (or premium convenience) restaurants which sell high-quality made-to-order hot and cold sandwiches on its signature crackly-crust flatbread, freshly-tossed salads, fresh soups, flatbread pizzas, Squagels®, breakfast wraps, oatmeal, breakfast parfaits and other breakfast items, S'mores and other snacks and desserts, and a variety of coffees, teas, and specialty beverages, along with other soft drink beverages, and alcoholic beverages. Our restaurants are located in a wide range of markets and trade areas, including business districts and residential communities in both urban and suburban locations. We believe that we have created significant brand equity in our markets and that we have demonstrated the appeal of our concept to a wide variety of customers.

The following selected historical consolidated financial data for the years ended December 30, 2013, December 31, 2012, and January 2, 2012, were derived from our audited consolidated financial statements, incorporated by reference into this prospectus from our Annual Report on Form 10-K, as amended by our Annual Report on Form 10-K/A, for the fiscal year ended December 30, 2013. The historical consolidated financial data for the six months ended June 30, 2014, and July 1, 2013, were derived from our unaudited condensed consolidated financial statements, incorporated by reference into this prospectus from our Annual Report on Form 10-Q for the quarterly period ended June 30, 2014. Operating results for the six months ended June 30, 2014, are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 29, 2014.

Our revenues, net loss and comprehensive loss for the fiscal years ended December 30, 2013, December 31, 2012 and January 2, 2012, and for the six months ended June 30, 2014, and July 1, 2013, were as follows:

	Fiscal Year Ended			Six Months Ended
	December 30, 2013	December 31, 2012	January 2, 2012	June 30, 2014	July 1, 2013
	(In thousands) ($)	(In thousands) ($)	(In thousands) ($)	(In thousands) ($)	(In thousands) ($)
Revenues
Restaurant Net Sales	83,338	94,757	98,920	37,735	43,510
Franchise Fees and Royalties	2,989	3,195	3,215	1,310	1,459
Total Revenues	86,327	97,952	102,135	39,045	44,969
Net Loss and Comprehensive Loss	(11,444)	(4,441)	(6,539)	(7,940)	(4,876)

We are a Delaware corporation organized in 1998. Our principal executive offices are located at 294 Washington Street, Suite 510, Boston, Massachusetts 02108. Our phone number is (857) 415-5000. More comprehensive information about us and our products is available through our Internet website at www.getcosi.com. Except for the documents incorporated by reference in this prospectus as described under the heading “Incorporation by Reference”, the information and other content contained on our website are not incorporated by reference in this prospectus, and you should not consider them to be a part of this prospectus.

Recent Developments

Note Purchase Agreements

Note Purchase Agreement with Milfam II L.P.

On April 14, 2014, we entered into a Senior Secured Note Purchase Agreement (the “Milfam Note Purchase Agreement”) with Milfam II L.P. (“Milfam”), pursuant to which we sold a $5,000,000 Senior Secured Promissory Note to Milfam (the “Milfam Note”) in accordance with the terms and conditions set forth therein.

The Note is payable in full on the third anniversary thereof (the “Milfam Note Maturity Date”). Interest will accrue on the $5,000,000 principal amount of the Note at the rate of 9%, compounded semi-annually, and be paid in arrears semi-annually, provided that we may elect to pay the first two interest payments in kind at a rate of 11%. Mr. Lloyd I. Miller, III, is the manager of Milfam LLC, the general partner of Milfam II L.P. Mr. Miller is also a significant shareholder of ours through a variety of entities that he manages.

Our obligations under the Milfam Note are secured by all of our assets and all of the assets of our subsidiaries (each, a “Guarantor”), subject to certain permitted liens and transactions, and guaranteed by each of the Guarantors. The Milfam Note is senior to all of our other obligations and is subject to customary events of default, including, but not limited to, defaults for the non-payment of our obligations under the Milfam Note, breach of our representations and warranties under the Milfam Note Purchase Agreement (or any ancillary agreement), non-compliance with the covenants set forth in the Milfam Note Purchase Agreement, and bankruptcy and insolvency defaults. Upon the occurrence of an event of default, Milfam may increase the then-applicable interest rate to 13% (or the maximum allowed pursuant to applicable law) or demand immediate payment of the Milfam Note, among other remedies that may be available to Milfam at law.

For so long as the Milfam Note Purchase Agreement is outstanding and until all obligations under the Milfam Note are paid in full, we are subject to customary covenants, including, but not limited to, covenants obligating us (and, as applicable, each Guarantor) to maintain our corporate existence, comply with applicable laws and provide notice to Milfam upon the occurrence of an event of default, material litigation and certain other events, as well as covenants limiting our ability and the ability of each of the Guarantors to create or incur additional indebtedness or encumbrances upon our assets. Further, Milfam will have a right to participate in any future financing transactions consummated by us (including any debt or equity financing or rights registration) in an amount up to the greater of (a) the then-outstanding balance of obligations under the Milfam Note and (b) $4,000,000, subject to the terms and conditions set forth in the Milfam Note Purchase Agreement.

As consideration for the Milfam Note, we provided to Milfam a fee of 3.5% of the principal and a warrant exercisable to purchase up to, initially, 1,100,000 shares of our common stock at an exercise price per share of $.01 (the “Milfam Warrant” and, collectively with the Milfam Note Purchase Agreement and the Note, the “Milfam Loan Documents”), provided that Milfam is not permitted to exercise the Milfam Warrant to the extent such exercise would result in Milfam or any of its affiliates owning in excess of 19.9% of our common stock. The Milfam Warrant is exercisable by Milfam at any time prior to the Milfam Note Maturity Date, in whole or in part, by surrendering the Milfam Warrant and a form of exercise to us. The exercise price and number of shares exercisable under the Milfam Warrant are each subject to adjustment upon the occurrence of certain events, including, but not limited to, stock dividends or reclassifications with respect to our common stock and certain mergers, sale transactions or reorganizations involving us. The maximum aggregate consideration to be received by us for the issuance of shares of common stock pursuant to the Milfam Warrant is $11,000. We issued the Milfam Warrant in reliance on the exemption from registration provided for under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

On September 16, 2014, Milfam fully exercised the Milfam Warrant, purchasing 1,100,000 shares of our common stock at an exercise price of $0.01 for a total purchase price of $11,000.00. Such exercise did not result in Milfam or any of its affiliates owning in excess of 19.9% of our common stock.

As of September 19, 2014, the aggregate amount of indebtedness outstanding under the Milfam Note was the principal amount of $5,000,000.00 (such amount, together with any interest that may become due thereon, “Milfam Note Indebtedness”).

We may use a portion of the proceeds of this offering to repay all or a part of the Milfam Note Indebtedness. See “Use of Proceeds” in this prospectus.

Note Purchase Agreements with AB Opportunity Fund LLC and AB Value Partners, L.P.

On May 20, 2014, we entered into Senior Secured Note Purchase Agreements (the “AB Purchase Agreements”) with AB Opportunity Fund LLC and AB Value Partners, L.P. (the “AB Entities”), pursuant to which we sold an aggregate of $2,500,000 in Senior Secured Promissory Notes to the AB Entities (the “AB Notes”) in accordance with the terms and conditions set forth therein. We sold Senior Secured Promissory Notes of $2,000,000 and $500,000 to AB Opportunity Fund LLC and AB Value Partners, L.P., respectively (the “AB Opportunity Fund Note” and the “AB Value Partners Note”, respectively). The AB Notes are payable in full on the third anniversary thereof (the “AB Notes Maturity Date”). Interest will accrue on the $2,500,000 aggregate principal amount of the AB Notes at the rate of 9%, compounded semi-annually, and be paid in arrears semi-annually, provided that we may elect to pay the first two interest payments in kind at a rate of 11%.

Our obligations under the AB Notes are secured by all of our assets and all of the assets of the Guarantors, subject to certain permitted liens and transactions, and guaranteed by each of the Guarantors. The security interests granted to the AB Entities are on a pari passu basis with the security interests granted to Milfam pursuant to the Milfam Note described above. The AB Notes and the Milfam Note are senior to all of our other obligations and are subject to customary events of default, including, but not limited to, defaults for our non-payment of our obligations under the AB Notes, breach of our representations and warranties under the AB Purchase Agreement (or any agreement ancillary thereto), non-compliance with the covenants set forth in the AB Purchase Agreement, and bankruptcy and insolvency defaults. Upon the occurrence of an event of default, the AB Entities and Milfam may increase the then-applicable interest rate to 13% (or the maximum allowed pursuant to applicable law) or demand immediate payment of the AB Notes and the Milfam Note, respectively, among other remedies that may be available to the AB Entities and Milfam at law.

For so long as the AB Purchase Agreements are outstanding and until all obligations under the AB Notes are paid in full, we are subject to customary covenants, including, but not limited to, covenants obligating us (and, as applicable, each Guarantor) to maintain our corporate existence, comply with applicable laws and provide notice to the AB Entities upon the occurrence of an event of default, material litigation and certain other events, as well as covenants limiting our ability and the ability of each of the Guarantors to create or incur additional indebtedness or encumbrances upon our assets.

As consideration for the AB Notes, we provided to the AB Entities a fee of 3.5% of the principal and warrants exercisable to purchase up to an aggregate, initially, of 550,000 shares of our common stock at an exercise price per share of $.01 (the “AB Warrants” and, collectively with the AB Purchase Agreement and the AB Notes, the “AB Loan Documents”), provided that AB Entities are not permitted to exercise the AB Warrants to the extent such exercise would result in AB Entities or any of their affiliates owning in excess of 19.9% of our common stock. The AB Warrants are exercisable by AB Entities at any time prior to the AB Notes Maturity Date, in whole or in part, by surrendering the AB Warrants and a form of exercise to us. The exercise price and number of shares exercisable under the AB Warrants are each subject to adjustment upon the occurrence of certain events, including but not limited to stock dividends or reclassifications with respect to our common stock and certain mergers, sale transactions or reorganizations involving us. The maximum aggregate consideration to be received by us for the issuance of shares of common stock pursuant to the AB Warrants is $5,500. We issued the AB Warrants in reliance on the exemption from registration provided for under Section 4(2) of the Securities Act.

On October 14, 2014, the AB Entities fully exercised the AB Warrants, purchasing 550,000 shares of our common stock at an exercise price of $0.01 for a total purchase price of $5,500.00. Such an exercise of the warrants did not result in the AB Equities owning in excess of 19.9% of our common stock.

As of September 19, 2014, the aggregate amount of indebtedness outstanding under the AB Notes was the aggregate outstanding principal amount of $2,500,000.00 (which includes $2,000,000.00 under the AB Opportunity Fund Note and $500,000.00 under the AB Value Partners Note”) (such amounts, collectively with any interest that may become due thereon, the “AB Note Indebtedness”).

We may use a portion of the proceeds of this offering to repay all or a part of the AB Note Indebtedness. See “Use of Proceeds” in this prospectus.

Potential Acquisition of Hearthstone Associates, Inc.

On March 18, 2014, we entered into an Election to Cause Merger Agreement (the “Hearthstone Agreement”) with Hearthstone Associates, Inc. (“Hearthstone Associates”), Robert J. Dourney and Nancy Dourney (we refer to Nancy and Robert J. Dourney together as the “Holders”). Hearthstone Associates, which is wholly owned by the Holders, operates certain Così franchise restaurants through its wholly-owned subsidiary, Hearthstone Partners, LLC, a Massachusetts limited liability company (the “Hearthstone Subsidiary”). The Hearthstone Agreement was entered into in connection with Mr. Dourney’s appointment as our President and Chief Executive Officer.

Under the terms of the Hearthstone Agreement, we granted to Hearthstone Associates the sole and exclusive right (the “Acquisition Right”), exercisable at the discretion of Hearthstone Associates at any time after January 1, 2015 and before March 18, 2015, to elect to require us to acquire Hearthstone Associates by effecting a reverse triangular merger of Hearthstone Associates with and into a subsidiary of ours (the “Hearthstone Merger”). If the Hearthstone Merger is consummated, we will be required to issue 1,790,993 shares of our common stock to the Holders in consideration of the Hearthstone Merger.

Our obligation to effect the Hearthstone Merger is subject to the satisfaction of a number of conditions, including (1) the transfer to Hearthstone Associates of all indebtedness under a certain existing promissory note made by Robert J. Dourney to a Shawn C. Ryan, a third party lender (as described below), (3) the completion of construction of certain additional Così® franchise restaurants, (4) the receipt of certain lender consents, (5) the approval of the Hearthstone Merger by our stockholders and (6) other customary conditions.

We have provided customary representations and warranties to Hearthstone Associates and are obligated to indemnify Hearthstone Associates and the Hearthstone Subsidiary from any breach by us of such representations and warranties or the Hearthstone Agreement. Our indemnification obligations will terminate if the Acquisition Right is not exercised prior to its expiration. In the event of a material breach of the Hearthstone Agreement by either us or Hearthstone Associates, the other party, in addition to other remedies available at law, may be entitled to rescind the Hearthstone Merger, if applicable.

Until the Hearthstone Merger is consummated or the Acquisition Right expires, Hearthstone Associates and the Hearthstone Subsidiary are bound by certain restrictive covenants, including prohibitions or limitations on issuing or transferring equity securities, incurring additional debt, engaging in acquisitions, dispositions or mergers, amending governance documents, or suffering events of default under their loan or franchise agreements. In addition, Hearthstone Associates and the Hearthstone Subsidiary are obligated to provide us with access to their financial information, books and records and personnel until the Hearthstone Merger is consummated or the Acquisition Right expires.

The Hearthstone Subsidiary is a Così® franchisee in and around Boston, Massachusetts. During the year ended December 30, 2013, the Hearthstone Subsidiary operated 11 restaurants and two kiosks, until June 27, 2013, when one restaurant was closed. During the nine months ended September 29, 2014, the Hearthstone Subsidiary operated 11 restaurants and two kiosks. The Hearthstone Subsidiary is in the process of building out an additional restaurant that it plans to open prior to the end of 2014. Additionally, the Hearthstone Subsidiary anticipates opening one additional kiosk by the end of 2014 or early 2015. Therefore, if the Hearthstone Merger is consummated, it is anticipated that Hearthstone Associates will be operating 12 restaurants and three kiosks at the time of the merger.

The consolidated revenues of Hearthstone Associates for the fiscal year ended December 30, 2013, and for the nine months ended September 29, 2014, were $16,648,049 and $12,623,001, respectively. Earnings before interest, taxes and depreciation and amortization (EBITDA) of Hearthstone Associates for the fiscal year ended December 30, 2013, and for the nine months ended September 29, 2014, were $940,860 and $508,310, respectively. See “Certain Hearthstone Financial Information”. EBITDA for the nine months ended September 29, 2014, include pre-opening expenses related to the opening of two new restaurants of approximately $80,000 and legal fees related to entering into the Election to Cause Merger of approximately $110,000 ($45,000 of which we paid in accordance with our employment agreement with R.J. Dourney dated as of March, 17, 2014). EBITDA for both periods includes franchise royalty and ad fund expenses (equal to 6% of revenues) payable by the Hearthstone Subsidiary to Così under its franchise agreements. Hearthstone Associates projects that its 12 restaurants and three kiosks will generate net sales of approximately $22 million and EBITDA (including franchise royalty and ad fund expenses) of approximately $2.3 million during fiscal year 2015 (assuming all of the restaurants and kiosks are in operation for the full year). See “Certain Hearthstone Financial Information”.

Total assets as of September 29, 2014, of Hearthstone Associates were $4,855,425, including $3,458,652 of net property and equipment. Total liabilities as of September 29, 2014 were $9,220,569, of which $6,886,318 is included in the Hearthstone Indebtedness, as defined below.

If the Hearthstone Merger is consummated, we will assume the outstanding indebtedness under the Partner Note (as defined below), the Private Investor Notes (as defined below), and the FFCC Notes (as defined below), together with any outstanding indebtedness under the New Restaurant Loans (as defined below) (collectively, the “Hearthstone Indebtedness”). The estimated aggregate of the Hearthstone Indebtedness outstanding as of November 3, 2014, is approximately $10,421,057, comprised of the amounts described below.

The “Partner Note” refers to the Term Note dated March 20, 2009, made by Robert J. Dourney, as borrower, in favor of Shawn C. Ryan, as lender, in the principal amount of $3,350,000.00, provided that such Partner Note has been transferred to Hearthstone Associates prior to the consummation of the Hearthstone Merger. The Partner Note accrues interest at the rate of five percent (5%) per annum, and the maturity date of the Partner Note is March 30, 2016 (the “PN Maturity Date”). Commencing on June 30, 2009 and until the PN Maturity Date, Mr. Dourney agreed to make quarterly payments of accrued interest in arrears at the annual rate of five percent (5%), quarterly principal payments of $30,000 from June 30, 2011, through March 30, 2012, quarterly principal payments of $60,000 from June 30, 2012 through December 30, 2015, and a final balloon payment of the remaining outstanding balance on March 31, 2016. Past due principal and interest, to the extent permitted by law, will accrue interest at twelve percent (12%). The Partner Note is secured by all of the assets of Mr. Dourney and is non-assignable. The note contains other customary terms and conditions. As of November 3, 2014, the outstanding principal indebtedness under the Partner Note was $3,170,000.

“Private Investor Notes” collectively refers to the Promissory Note dated June 1, 2013, made by the Hearthstone Subsidiary, as borrower, in favor of John E. Pepper, Jr., as lender, in the principal amount of $1,500,000.00, and the Promissory Note dated June 1, 2013, made by the Hearthstone Subsidiary, as borrower, in favor of John S. Pepper, in the principal amount of $500,000.00. The maturity date of the Private Investor Notes is May 31, 2016 (the “PIN Maturity Date”). The Private Investor Notes accrue interest at a rate equal to LIBOR plus eight percent (8%) per annum. Interest is due to be paid quarterly. No principal payments are due under the Private Investor Notes until the PIN Maturity Date. If the Private Investor Notes are not paid in full on or before the PIN Maturity Date, interest will accrue on the unpaid balance at the rate of eighteen percent (18%) per annum. The Private Investor Notes can be prepaid at any time. However, if the Hearthstone Subsidiary is sold on or before the PIN Maturity Date for gross proceeds greater than $20,000,000, then the Hearthstone Subsidiary is required to pay 5.0% of gross sale proceeds in excess of $20,000,000.00 to the lender. The Private Investor Notes contain other customary terms and conditions. As of November 3, 2014, the aggregate outstanding principal indebtedness under the Private Investor Notes was $2,000,000.

“FFCC Notes” collectively refers to the Secured Promissory Notes dated on or about May 9, 2013, made by the Hearthstone Subsidiary, as borrower, in favor of First Franchise Capital Corporation (“FFCC”), as lender, in the aggregate principal amount of $5,400,000.00. The FFCC Notes have a term of 60 months, commencing on June 10, 2013, and accrue interest on the outstanding balance at the rate of 5.93%. Payments of principal and interest of $59,761.42 are due monthly within one balloon payment of $3,156,165.45 due June 10, 2018. Under each of the FFCC Notes, a late fee equal to 10% of the amount past due will be assessed on any late payments, reduced to 5% on any amount paid after the maturity date. The FFCC Notes are secured by all of the assets of the Hearthstone Subsidiary, including, without limitation, the restaurants it operates. The FFCC Notes may be prepaid; however, if prepayment occurs prior to June 10, 2015, the Hearthstone Subsidiary will be required to pay a prepayment fee of 4.0% of the outstanding principal balance, and if prepayment occurs thereafter, the Hearthstone Subsidiary will be required to pay a prepayment fee of 1.0% of the outstanding principal balance. The FFCC Notes are guaranteed by Robert J. Dourney and Hearthstone Associates. If the Hearthstone Subsidiary requests that a co-obligor be added to the FFCC Notes or that the FFCC Notes be assumed by any party, FFCC, in its sole and exclusive discretion, may agree to such co-obligor or assumption, provided that (a) the Hearthstone Subsidiary must pay to FFCC a fee equal to 1% of the total then-outstanding balance, (b) such co-obligor or assuming party must meet all of the credit criteria of FFCC and any regulatory standards, and (c) the parties must enter into such contracts as FFCC deems necessary. The FFCC Notes contain other customary terms and conditions. As of November 3, 2014, the aggregate outstanding principal indebtedness under the FFCC Notes was $4,851,057.

“New Restaurant Loans” refers to borrowings to be made by Hearthstone Associates or the Hearthstone Subsidiary of up to $1,000,000 pursuant to commitments by third parties for construction of and equipment for a new franchise restaurant expected to be open for business by the end of the 2014 fiscal year. Approximately $400,000 was outstanding under the New Restaurant Loans as of November 3, 2014.

If the Hearthstone Merger is consummated, we will be assuming the Hearthstone Indebtedness, and we may elect to use a portion of the proceeds of this offering to repay all or a part of the Hearthstone Indebtedness. See “Use of Proceeds” in this prospectus.

Stock Purchase Agreements with Plaisance Fund, LP and Lloyd I. Miller Trust C

We entered into a stock purchase agreement (the “Janus Agreement”), dated as of August 15, 2014, with Plaisance Fund, LP, a fund managed by Janus Capital Management LLC (“Janus Fund”), pursuant to which we agreed to sell to Janus Fund, and Janus Fund agreed to purchase from us, up to 3,889,613 unregistered shares of our common stock at a purchase price of $1.15 per share, which number of shares could be reduced only by the number of shares to be purchased by Milfam (as defined in “Recent Developments—Note Purchase Agreement with Milfam II L.P.”, above) or an affiliate of Milfam, pursuant to Milfam’s right to participate in the transaction. Janus Fund is a managed portfolio to which Janus Capital provides investment advice.

Pursuant to the Note Purchase Agreement with Milfam described above, Milfam had the right to participate in our transaction with Plaisance Fund, on the same terms as those agreed to with Plaisance Fund. Pursuant to this right, we entered into a letter agreement with Milfam and Lloyd I. Miller Trust C (“Trust C”), under which Milfam indicated its intent to participate in the transaction through its affiliate, Trust C, by purchasing up to 521,739 shares of our common stock at the purchase price of $1.15. On August 22, 2014, Trust C and the Company entered into a stock purchase agreement on substantially similar terms as the Plaisance Agreement, under which we sold to Trust C, and Trust C purchased from us, 521,739 unregistered shares of our common stock at a purchase price of $1.15 per share for an aggregate purchase price of $600,000. Mr. Lloyd I. Miller, III, is the manager of Milfam and the general partner of Milfam, and Milfam LLC is the investment advisor to Trust C. Mr. Miller is also a significant shareholder of the Company through a variety of entities that he manages.

Concurrently with the closing of the transaction with Trust C, we closed on the transaction with Plaisance Fund for the purchase of 3,367,874 unregistered shares of our common stock at a purchase price of $1.15 per share, or an aggregate purchase price of $3,873,055.

THE RIGHTS OFFERING

The following summary describes the principal terms of the rights offering, but is not intended to be complete. See the information under the heading “The Rights Offering” in this prospectus for a more detailed description of the terms and conditions of the rights offering.

Securities Offered
We are distributing, at no charge, to holders of our common stock as of the record date for the rights offering, non-transferable subscription rights to purchase up to 13,333,333 shares of our common stock. You will receive one subscription right for each share of common stock owned at 5:00 p.m., New York City time, on October 31, 2014, which is the record date for the rights offering.
Basic Subscription Privilege
The basic subscription privilege of each subscription right will entitle you to purchase 0.5329 shares of our common stock at a subscription price of $1.50 per full share.
Over-Subscription Privilege
If you fully exercise your basic subscription privilege and other stockholders do not fully exercise their basic subscription privileges, you may also exercise an over-subscription right to purchase additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to the availability and pro rata allocation of shares among stockholders exercising this over-subscription right. To the extent the number of the unsubscribed shares are not sufficient to satisfy all of the properly exercised over-subscription rights requests, then the available shares will be prorated among those who properly exercised over-subscription rights based on the number of shares each rights holder subscribed for under the basic subscription right. If this pro rata allocation results in any stockholder receiving a greater number of shares of common stock than the stockholder subscribed for pursuant to the exercise of the over-subscription privilege, then such stockholder will be allocated only that number of shares for which the stockholder oversubscribed, and the remaining shares of common stock will be allocated among all other stockholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of common stock have been allocated or all over-subscription exercises have been fulfilled, whichever occurs earlier.
Limitation on the Purchase of Shares
In no event may a stockholder exercise subscription and over-subscription privileges to the extent that any such exercise would result in the stockholder beneficially owning 20% or more of our issued and outstanding common stock after giving effect to such stockholder's purchase under the basic subscription privilege and the over-subscription privilege. Shares that otherwise would be available for purchase pursuant to a shareholder’s subscription privilege or over-subscription privilege but for such limitation will be considered unsubscribed, including for purposes of determining other shareholders’ over-subscription privileges.

Any person, together with all affiliates and associates of such person, owning 19.9% our outstanding common stock as the result of purchases made pursuant to the rights offering (or otherwise) will not be permitted to thereafter acquire any additional shares of our common stock unless otherwise permitted by our shareholder rights plan. For more information regarding the shareholder rights plan, see “Description of Capital Stock—Shareholder Rights Plan” in this prospectus.

Record Date
5:00 p.m., New York City time, on October 31, 2014.
Expiration of the Rights Offering
5:00 p.m., New York City time, on December 9, 2014.
Subscription Price
$1.50 per full share, payable in cash. To be effective, any payment related to the exercise of a right must clear prior to the expiration of the rights offering.
Use of Proceeds
We are conducting the rights offering to raise capital that we intend to use for general corporate purposes, which may include funding our growth plan, working capital and capital expenditures, including initiatives to propel sales growth in our restaurants, such as investing in technology, including remote ordering, POS system upgrade, and initiatives to increase through-put efficiences; upgrading equipment and furnishings, and refreshing our restaurants; construction of a new restaurant in Chicago scheduled to open in December of 2014; and funding our operations until we become cash flow positive from operations (excluding capital expenditures). We may also use the proceeds from the rights offering to pay the Milfam Note Indebtedness and the AB Note Indebtedness, as well as the Hearthstone Indebtedness we may incur in connection with the potential acquisition of Hearthstone Associates, Inc. See “Recent Developments” and “Use of Proceeds.”
Non-Transferability of Rights
The subscription rights may not be sold, transferred or assigned and will not be listed for trading on Nasdaq or on any stock exchange or market or on the OTC Bulletin Board.
No Board Recommendation
Although our directors may invest their own money in the rights offering, our board of directors is making no recommendation regarding your exercise of the subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

No Revocation
All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights and even if the rights offering is extended by our board of directors. However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms of the rights offering set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a subscription price of $1.50 per full share.
U.S. Federal Income Tax Considerations
For U.S. federal income tax purposes, you generally should not recognize income or loss in connection with the receipt or exercise of subscription rights unless the rights offering is part of a “disproportionate distribution” within the meaning of applicable tax rules (in which case you may recognize taxable income upon receipt of the subscription rights). We believe that the rights offering should not be part of a disproportionate distribution, but certain aspects of that determination are unclear. This position is not binding on the Internal Revenue Service (the “IRS”) or the courts, however. You are urged to consult your own tax advisor as to your particular tax consequences resulting from the receipt and exercise of subscription rights and the receipt, ownership and disposition of our common stock. For further information, please see “Material U.S. Federal Income Tax Consequences.”
Extension, Cancellation and Amendment
We have the option to extend the rights offering and the period for exercising your subscription rights for a period not to exceed 30 days, although we do not presently intend to do so. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration time of the rights offering. We will extend the duration of the rights offering as required by applicable law or regulation and may choose to extend it if we decide to give investors more time to exercise their subscription rights in the rights offering. If we elect to extend the rights offering for a period of more than 30 days, then holders who have subscribed for rights may cancel their subscriptions and receive a refund of all money advanced.

Our board of directors may cancel the rights offering at any time prior to the expiration of the rights offering for any reason. In the event that the rights offering is cancelled, we will issue a press release notifying stockholders of the cancellation and all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Our board of directors also reserves the right to amend or modify the terms of the rights offering. If we should make any fundamental changes to the terms of the rights offering set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such stockholder and recirculate an updated prospectus after the post-effective amendment is declared effective by the SEC. In addition, upon such event, we may extend the expiration date of the rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation. Promptly following any such occurrence, we will issue a press release announcing any changes with respect to the rights offering and the new expiration date. The terms of the rights offering cannot be modified or amended after the expiration date of the rights offering. Although we do not presently intend to do so, we may choose to amend or modify the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering. Such amendments or modifications may include a change in the subscription price, although no such change is presently contemplated.

Procedures for Exercising Rights
To exercise your subscription rights, you must complete the rights certificate and deliver it to the subscription agent, American Stock Transfer & Trust Company, LLC, together with full payment for all the subscription rights you elect to exercise under the basic subscription privilege and over-subscription privilege. You may deliver the documents and payments by mail or commercial carrier. If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you cannot deliver your rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery procedures described under “The Rights Offering—Guaranteed Delivery Procedures.”

Subscription Agent
American Stock Transfer & Trust Company, LLC
Information Agent
D.F. King & Co., Inc., a division of American Stock Transfer & Trust Company, LLC
Shares Outstanding Before the Rights Offering..
25,019,782 shares of our common stock were outstanding as of October 31, 2014.

Shares Outstanding After Completion of the Rights Offering
As of October 31, 2014, we had 25,019,782 shares of our common stock issued and outstanding. We expect to issue 13,333,333 shares of our common stock in the rights offering through the exercise of subscription rights. After the rights offering, we anticipate that we will have approximately 38,353,115 shares of our common stock outstanding.
Risk Factors
You should carefully read and consider the risk factors contained in our Annual Report on Form 10-K, as amended by our Annual Report on Form 10-K/A, for the fiscal year ended December 30, 2013, and in the “Risk Factors” section beginning on page 19 of this prospectus, together with all of the other information included in or incorporated by reference into this prospectus, before you decide to exercise your subscription rights to purchase shares of our common stock.
Fees and Expenses
We will pay all fees charged by the subscription agent and the information agent in connection with the rights offering. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.
NASDAQ Capital Market Trading Symbol
Shares of our common stock are traded on Nasdaq under the symbol “COSI.”
Questions
If you have any questions about the rights offering, including questions about subscription procedures and requests for additional copies of this prospectus or other documents, please contact the subscription agent, American Stock Transfer & Trust Company, LLC, at (877) 248-6417 or (718) 921-8317, or the information agent, D.F. King & Co., Inc., a division of American Stock Transfer & Trust Company, LLC, at (866) 751-6312 or (212) 493-3910.

Risk Factors

Before you invest in the rights offering, you should be aware that there are risks associated with your investment, including the risks described in the section entitled “Risk Factors” beginning on page 19 of this prospectus and the risks set forth in our Annual Report on Form 10-K, as amended by our Annual Report on Form 10-K/A, for our fiscal year ended December 30, 2013, including, without limitation, the risks related to our growth strategy, risks related to our business and risks related to the food service industry. You should carefully read and consider the risk factors contained in our Annual Report on Form 10-K, as amended by our Annual Report on Form 10-K/A, and in this prospectus, together with all of the other information included in or incorporated by reference into this prospectus, before you decide to exercise your subscription rights to purchase shares of our common stock.

Summary Financial Information

The selected consolidated financial data presented below should be read in conjunction with our consolidated financial statements and the notes to the consolidated financial statements and “Management's Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K, as amended by our Annual Report on Form 10-K/A, for the year ended December 30, 2013, which is incorporated herein by reference.

Our revenues, net loss and comprehensive loss for the years ended December 30, 2013, December 31, 2012, and January 2, 2012, and the six-month periods ending June 30, 2014, and July 1, 2013, were as follows:

	Fiscal Year Ended December 30, 2013	Fiscal Year Ended December 31, 2012	Fiscal Year Ended January 2, 2012	Six Months Ended June 30, 2014	Six Months Ended July 1, 2013
	(In thousands) ($)	(In thousands) ($)	(In thousands) ($)	(In thousands) ($)	(In thousands) ($)
Revenues
Restaurant net sales	83,338	94,757	98,920	37,735	43,510
Franchise fees and royalties	2,989	3,195	3,215	1,310	1,459
Total Revenues	86,327	97,952	102,135	39,045	44,969
Net Loss and Comprehensive Loss	(11,444)	(4,441)	(6,539)	(7,940)	(4,876)

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

What is the rights offering?

We are distributing to holders of our common stock, at no charge, non-transferable subscription rights to purchase shares of our common stock. You will receive one subscription right for each share of common stock you owned as of 5:00 p.m., New York City time, on October 31, 2014, the record date for the rights offering. The subscription rights will be evidenced by rights certificates. Each subscription right will entitle the holder to a basic subscription privilege and an over-subscription privilege.

What is the basic subscription privilege?

The basic subscription privilege of each subscription right gives our stockholders of record as of the record date the opportunity to purchase 0.5329 shares of our common stock at a subscription price of $1.50 per full share. We have granted to you, as a stockholder of record as of 5:00 p.m., New York City time, on the record date, one subscription right for each share of our common stock you owned at that time. For example, if you owned 100 shares of our common stock as of 5:00 p.m., New York City time, on the record date, you would receive 100 subscription rights and would have the right to purchase 53.29 shares of common stock (rounded down to 53 shares, with the total subscription payment being adjusted accordingly, as discussed below) for $1.50 per full share with your basic subscription privilege. You may exercise the basic subscription privilege of any number of your subscription rights, or you may choose not to exercise any subscription rights.

If you hold your shares in the name of a broker, custodian bank, dealer or other nominee who uses the services of the Depository Trust Company, or DTC, DTC will issue one subscription right to the nominee for each share of our common stock you own at the record date. The basic subscription privilege of each subscription right can then be used to purchase 0.5329 shares of common stock for $1.50 per full share. As in the example above, if you owned 100 shares of our common stock on the record date, you would receive 100 subscription rights and would have the right to purchase 53.29 shares of common stock (rounded down to 53 shares, with the total subscription payment being adjusted accordingly, as discussed below) for $1.50 per full share with your basic subscription privilege.

Fractional shares of our common stock resulting from the exercise of the basic subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

What is the over-subscription privilege?

We do not expect all of our stockholders to exercise all of their basic subscription privileges. The over-subscription privilege provides stockholders that exercise all of their basic subscription privileges the opportunity to purchase the shares that are not purchased by other stockholders. If you fully exercise your basic subscription privilege and other stockholders do not fully exercise their basic subscription privileges, you may also exercise an over-subscription right to purchase additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to the availability and pro rata allocation of shares among stockholders exercising this over-subscription right. To the extent the number of the unsubscribed shares are not sufficient to satisfy all of the properly exercised over-subscription rights requests, then the available shares will be prorated among those who properly exercised over-subscription rights based on the number of shares each rights holder subscribed for under the basic subscription right. If this pro rata allocation results in any stockholder receiving a greater number of shares of common stock than the stockholder subscribed for pursuant to the exercise of the over-subscription privilege, then such stockholder will be allocated only that number of shares for which the stockholder oversubscribed, and the remaining shares of common stock will be allocated among all other stockholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of common stock have been allocated or all over-subscription exercises have been fulfilled, whichever occurs earlier.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock available to you, assuming that no stockholder other than you has purchased any shares of our common stock pursuant to their basic subscription privilege and over-subscription privilege. See “The Rights Offering—The Subscription Rights—Over-Subscription Privilege.”

Fractional shares of our common stock resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Are there any limits on the number of shares I may purchase in the rights offering or own as a result of the rights offering?

Yes. In no event may a stockholder exercise subscription and over-subscription privileges to the extent that any such exercise would result in the stockholder beneficially owning 20% or more of our issued and outstanding common stock after giving effect to such stockholder's purchase under the basic subscription privilege and the over-subscription privilege.

Shares that otherwise would be available for purchase pursuant to a shareholder’s subscription privilege or over-subscription privilege but for such limitation will be considered unsubscribed, including for purposes of determining other shareholders’ over-subscription privileges.

Why are we conducting the rights offering?

We are conducting the rights offering to raise capital that we intend to use for general corporate purposes, which may include funding our growth plan, working capital and capital expenditures, including initiatives to propel sales growth in our restaurants, such as investing in technology, including remote ordering, POS system upgrade, and initiatives to increase through-put efficiencies; upgrading equipment and furnishings, and refreshing our restaurants; construction of a new restaurant in Chicago scheduled to open in December of 2014; and funding our operations until we become cash flow positive from operations (excluding capital expenditures). We may also use the proceeds from the rights offering to pay the Milfam Note Indebtedness and the AB Note Indebtedness, as well as the Hearthstone Indebtedness we may incur in connection with the potential acquisition of Hearthstone Associates, Inc. See “Recent Developments” and “Use of Proceeds.” We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our stockholders' equity.

How was the $1.50 per full share subscription price determined?

In determining the subscription price, our board of directors considered a number of factors, including: the likely cost of capital from other sources, the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices of our common stock, our need for liquidity and capital and the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, our board of directors also reviewed a range of discounts to market value represented by the subscription prices in various prior rights offerings of public companies. The subscription price was established at a price of $1.50 per full share. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock to be offered in the rights offering. We cannot give any assurance that our common stock will trade at or above the subscription price in any given time period.

Am I required to exercise all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to exercise your subscription rights in full, the relative percentage of our common stock that you own will decrease, and your voting and other rights will be diluted. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to participate in the over-subscription privilege.

How soon must I act to exercise my subscription rights?

The subscription rights may be exercised at any time beginning on the date of this prospectus and prior to the expiration of the rights offering, which is on December 9, 2014, at 5:00 p.m., New York City time. If you elect to exercise any rights, the subscription agent must actually receive all required documents and payments from you prior to the expiration of the rights offering. Although we have the option of extending the expiration of the rights offering for a period not to exceed 30 days, we currently do not intend to do so.

May I transfer my subscription rights?

No. You may not sell or transfer your subscription rights to anyone.

Are we requiring a minimum subscription to complete the rights offering?

No.

Are there any conditions to completing the rights offering?

No.

Can our board of directors extend, cancel or amend the rights offering?

Yes. We have the option to extend the rights offering and the period for exercising your subscription rights for a period not to exceed 30 days, although we do not presently intend to do so. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration time of the rights offering. We will extend the duration of the rights offering as required by applicable law or regulation and may choose to extend it if we decide to give investors more time to exercise their subscription rights in the rights offering. If we elect to extend the rights offering for a period of more than 30 days, then holders who have subscribed for rights may cancel their subscriptions and receive a refund of all money advanced.

Our board of directors may cancel the rights offering at any time prior to the expiration of the rights offering for any reason. In the event that the rights offering is cancelled, we will issue a press release notifying stockholders of the cancellation and all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Our board of directors also reserves the right to amend or modify the terms of the rights offering. If we should make any fundamental changes to the terms of the rights offering set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such stockholder and recirculate an updated prospectus after the post-effective amendment is declared effective by the SEC. In addition, upon such event, we may extend the expiration date of the rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation. Promptly following any such occurrence, we will issue a press release announcing any changes with respect to the rights offering and the new expiration date. The terms of the rights offering cannot be modified or amended after the expiration date of the rights offering. Although we do not presently intend to do so, we may choose to amend or modify the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering. Such amendments or modifications may include a change in the subscription price, although no such change is presently contemplated.

Has our board of directors made a recommendation to our stockholders regarding the rights offering?

Our board of directors does not make any recommendation to stockholders regarding the exercise of rights in the rights offering. You should make an independent investment decision about whether or not to exercise your rights. Stockholders who exercise subscription rights risk investment loss on new money invested. We cannot assure you that the market price for our common stock will remain above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. If you do not exercise your rights, you will lose any value represented by your rights and your percentage ownership interest in us will be diluted. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

What will happen if I choose not to exercise my subscription rights?

If you do not exercise any subscription rights, the number of shares of our common stock you own will not change; however, due to the fact that shares of common stock may be purchased by other stockholders in the rights offering, your percentage ownership in the Company after the completion of the rights offering will be diluted.

How do I exercise my subscription rights? What forms and payment are required to purchase the shares of our common stock?

If you wish to participate in the rights offering, you must take the following steps:

•	deliver payment to the subscription agent using the methods outlined in this prospectus before 5:00 p.m., New York City time, on December 9, 2014; and
•	deliver a properly completed rights certificate to the subscription agent before 5:00 p.m., New York City time, on December 9, 2014.

If you cannot deliver your rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery procedures described under “The Rights Offering—Guaranteed Delivery Procedures.”

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the full extent possible based on the amount of the payment received, subject to the elimination of fractional shares.

When will I receive my new shares?

If you purchase shares of our common stock through the rights offering, you will receive your new shares as soon as practicable after the closing of the rights offering.

After I send in my payment and rights certificate, may I cancel my exercise of subscription rights?

No. All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights and even if the rights offering is extended by our board of directors. However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms of the rights offering set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a subscription price of $1.50 per full share.

What should I do if I want to participate in the rights offering but my shares are held in the name of my broker, dealer, custodian bank or other nominee?

If you hold your shares of our common stock in the name of a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the shares you own. The record holder must exercise the subscription rights on your behalf for the shares of our common stock you wish to purchase.

If you wish to participate in the rights offering and purchase shares of our common stock, please promptly contact the record holder of your shares. We will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering. You should complete and return to your record holder the form entitled “Beneficial Owner Election Form.” You should receive this form from your record holder with the other rights offering materials.

How many shares of our common stock will be outstanding after the rights offering?

As of October 31, 2014, we had 25,019,782 shares of our common stock issued and outstanding. We expect to issue 13,333,333 shares of our common stock in the rights offering through the exercise of subscription rights and over-subscription rights. After the rights offering, we anticipate that we will have approximately 38,353,115 shares of our common stock outstanding.

How much proceeds will the Company receive from the rights offering?

Assuming all the shares of common stock offered are sold, the gross proceeds from the rights offering will be up to approximately $20 million. Please see “Use of Proceeds”.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the headings “Risk Factors” in this prospectus and the documents incorporated by reference herein.

May stockholders in all states participate in the rights offering?

Although we intend to distribute the rights to all stockholders, we reserve the right in some states to require stockholders, if they wish to participate, to state and agree upon exercise of their respective rights that they are acquiring the shares for investment purposes only, and that they have no present intention to resell or transfer any shares acquired. Our securities are not being offered in any jurisdiction where the offer is not permitted under applicable local laws.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable. If you own shares in “street name,” it may take longer for you to receive payment because the subscription agent will return payments through the record holder of your shares.

Will the subscription rights be listed on a stock exchange or national market?

The subscription rights may not be sold, transferred or assigned and will not be listed for trading on Nasdaq or on any other stock exchange or market or on the OTC Bulletin Board.

How do I exercise my subscription rights if I live outside the United States?

We will not mail this prospectus or the rights certificates to stockholders whose addresses are outside the United States or who have an army post office or foreign post office address. The subscription agent will hold the rights certificates for their account. To exercise subscription rights, our foreign stockholders must notify the subscription agent and timely follow the procedures described in “The Rights Offering—Foreign Stockholders.”

What fees or charges apply if I purchase shares of our common stock?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through the record holder of your shares, you are responsible for paying any fees your record holder may charge you.

What are the U.S. federal income tax consequences of exercising subscription rights?

For U.S. federal income tax purposes, you generally should not recognize income or loss in connection with the receipt or exercise of subscription rights unless the rights offering is part of a “disproportionate distribution” within the meaning of applicable tax rules (in which case you may recognize taxable income upon receipt of the subscription rights). We believe that the rights offering should not be part of a disproportionate distribution, but certain aspects of that determination are unclear. This position is not binding on the IRS or the courts, however. You are urged to consult your own tax advisor as to your particular tax consequences resulting from the receipt and exercise of subscription rights and the receipt, ownership and disposition of our common stock. For further information, please see “Material U.S. Federal Income Tax Consequences.”

To whom should I send my forms and payment?

If your shares are held in the name of a broker, dealer or other nominee, then you should send your subscription documents, rights certificate, notices of guaranteed delivery and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents, rights certificate, notices of guaranteed delivery and subscription payment by hand delivery, first class mail or courier service to:

By Mail:	By Hand, Express Mail, Courier or Other Expedited Service:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P. O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.

Whom should I contact if I have other questions?

If you have other questions or need assistance, please contact the information agent, D.F. King & Co., Inc., a division of American Stock Transfer & Trust Company, LLC, at (866) 751-6312 or (212) 493-3910.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the risks set forth in our Annual Report on Form 10-K, as amended by our Annual Report on Form 10-K/A, for the fiscal year ended December 30, 2013, including, without limitation, the risks described therein related to our growth strategy, our business and the food service industry, together with the other information included or incorporated by reference in this prospectus, before making a decision to invest in our common stock or to exercise your subscription rights to purchase shares of our common stock. If any of these risks actually occur, our business, results of operations and financial condition could suffer. In that case, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to the Rights Offering

The market price of our common stock is volatile and may decline before or after the subscription rights expire.

The market price of our common stock could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors' earnings releases, customers, competitors or markets, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for similar stocks, changes in capital markets that affect the perceived availability of capital to companies in our industries, governmental legislation or regulation, as well as general economic and market conditions, such as continued downturns in our economy and recessions.

We cannot assure you that the market price of our common stock will not decline after you elect to exercise your subscription rights. If that occurs, you may have committed to buy shares of our common stock in the rights offering at a price greater than the prevailing market price, and could have an immediate unrealized loss. Moreover, we cannot assure you that following the exercise of your subscription rights you will be able to sell your common stock at a price equal to or greater than the subscription price. Until shares are delivered upon expiration of the rights offering, you will not be able to sell the shares of our common stock that you purchase in the rights offering. Certificates (physical, electronic or book entry from) representing shares of our common stock purchased will be delivered as soon as practicable after expiration of the rights offering. We will not pay you interest on funds delivered to the subscription agent pursuant to the exercise of subscription rights.

If you do not fully exercise your subscription rights, your ownership interest will be diluted.

If fully subscribed, the rights offering will result in our issuance of approximately 13,333,333 shares of our common stock. If you choose not to fully exercise your subscription rights prior to the expiration of the rights offering, your relative ownership interest in us will be diluted.

The subscription rights are not transferable and there is no market for the subscription rights.

You may not sell, transfer or assign your subscription rights. The subscription rights are only transferable by operation of law. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value that may be embedded in the subscription rights.

The subscription price determined for the rights offering is not an indication of the fair value of our common stock.

In determining the subscription price for the rights offering, our board of directors considered a number of factors, including: the likely cost of capital from other sources, the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, our need for liquidity and capital and the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, our board of directors also reviewed a range of discounts to market value represented by the subscription prices in various prior rights offerings of public companies. The subscription price was established at a price of $1.50 per full share. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock to be offered in the rights offering. We cannot give any assurance that our common stock will trade at or above the subscription price in any given time period. After the date of this prospectus, our common stock may trade at prices above or below the subscription price.

Because our management will have broad discretion over the use of the gross proceeds from the rights offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.

We are conducting the rights offering to raise capital that we intend to use for general corporate purposes, which may include funding our growth plan, working capital and capital expenditures, including initiatives to propel sales growth in our restaurants, such as investing in technology, including remote ordering, POS system upgrade, and initiatives to increase through-put efficiencies; upgrading equipment and furnishings, and refreshing our restaurants; construction of a new restaurant in Chicago scheduled to open in December of 2014; and funding our operations until we become cash flow positive from operations (excluding capital expenditures). We may also use the proceeds from the rights offering to pay the Milfam Note Indebtedness and the AB Note Indebtedness, as well as the Hearthstone Indebtedness we may incur in connection with the potential acquisition of Hearthstone Associates, Inc. See “Recent Developments” and “Use of Proceeds.” While we currently expect to use most of the proceeds for these purposes, we may also use the proceeds for other general corporate purposes, including marketing initiatives intended to increase traffic at our stores and funding the costs associated with closing underperforming stores. In addition, market factors may require our management to allocate portions of the proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds from the rights offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for the Company.

We may cancel the rights offering at any time prior to the expiration of the rights offering, and neither we nor the subscription agent will have any obligation to you except to return your subscription payments.

We may, in our sole discretion, decide not to continue with the rights offering or decide to cancel the rights offering prior to the expiration of the rights offering. If the rights offering is cancelled, we will issue a press release notifying stockholders of the cancellation and all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

The rights offering does not have a minimum amount of proceeds and there can be no assurance that stockholders will choose to exercise their subscription rights, which means that if you exercise your rights you may be investing in a company that continues to desire additional capital.

There can be no assurance that any stockholders will exercise their subscription rights. There is no minimum amount of proceeds required to complete the rights offering. In addition, all exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights and even if the rights offering is extended by our board of directors. However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms of the rights offering set forth in this prospectus, you may cancel your subscription and receive a refund of any subscription payments you have advanced. If you exercise the basic subscription privilege or the over-subscription privilege, but we do not raise the desired amount of capital in this rights offering, you may be investing in a company that continues to desire additional capital.

You may not revoke your subscription exercise, even if the rights offering is extended by our board of directors, and you could be committed to buying shares above the prevailing market price.

Once you exercise your subscription rights, you may not revoke the exercise of such rights. If our board of directors decides to exercise its option to extend the rights offering, you still may not revoke the exercise of your subscription rights. However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms of the rights offering set forth in this prospectus, you may cancel your subscription and receive a refund of any subscription payments you have advanced. The public trading market price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price. Our common stock is traded on Nasdaq under the symbol “COSI,”

and the last reported sales price of our common stock on Nasdaq on October 31, 2014, was $1.69 per share. Following the exercise of your rights, you may be unable to sell your shares of our common stock at a price equal to or greater than the subscription price you paid for such shares, and you may lose all or part of your investment in our common stock.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

Stockholders that desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering. If you are a beneficial owner of shares of our common stock as of the record date for the rights offering, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required subscription forms and payments are actually received by the subscription agent prior to the expiration of the rights offering. We are not responsible if your broker, dealer, custodian bank or other nominee fails to ensure that all required subscription forms and payments are actually received by the subscription agent prior to the expiration of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering prior to the expiration of the rights offering, the subscription agent will reject your subscription or accept it only to the extent of the payment received. Neither we nor the subscription agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

The tax treatment of the rights offering is somewhat uncertain and it may be treated as a taxable event to our stockholders.

If the rights offering is deemed to be part of a “disproportionate distribution” under section 305 of the Internal Revenue Code, our stockholders may recognize taxable income for U.S. federal income tax purposes in connection with the receipt of subscription rights in the rights offering depending on our current and accumulated earnings and profits and our stockholders' tax basis in our common stock. A “disproportionate distribution” is a distribution or a series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some stockholders or holders of debt instruments convertible into stock and an increase in the proportionate interest of other stockholders in a company's assets or earnings and profits. It is unclear whether the fact that we have outstanding options and certain other equity-based awards could cause the receipt of subscription rights to be part of a disproportionate distribution. Please see “Material U.S. Federal Income Tax Consequences” for further information on the treatment of the rights offering.

The rights offering could impair or limit our net operating loss carryforwards.

As of December 30, 2013, we had net operating loss (which we refer to as “NOL”) carryforwards of approximately $226.0 million for U.S. federal income tax purposes. Under the Internal Revenue Code, an “ownership change” with respect to a corporation can significantly limit the amount of pre-ownership change NOLs and certain other tax assets that the corporation may utilize after the ownership change to offset future taxable income, possibly reducing the amount of cash available to the corporation to satisfy its obligations. An ownership change generally should occur if the aggregate stock ownership of holders of at least 5% of our stock increases by more than 50 percentage points over the preceding three-year period. The purchase of shares of our common stock pursuant to the rights offering may trigger an ownership change with respect to our stock.

We may amend or modify the terms of the rights offering at any time prior to the expiration of the rights offering in our sole discretion.

Our board of directors reserves the right to amend or modify the terms of the rights offering in its sole discretion. Although we do not presently intend to do so, we may choose to amend or modify the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering. Such amendments or modifications may include a change in the subscription price, although no such change is presently contemplated. If we should make any fundamental changes to the terms of the rights offering set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any subscription payments advanced by such stockholder and recirculate an updated prospectus after the post-effective amendment is declared effective by the SEC. In addition, upon such event, we may extend the expiration date of the rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation. Promptly following any such occurrence, we will issue a press release announcing any changes with respect to the rights offering and the new expiration date. The terms of the rights offering cannot be modified or amended after the expiration date of the rights offering.

The rights offering may cause the price of our common stock to decrease.

The announcement of the rights offering and its terms, including the subscription price, together with the number of shares of common stock we could issue if the rights offering is completed, may result in an immediate decrease in the trading price of our common stock. This decrease may continue after the completion of the rights offering. If that occurs, your purchase of shares of our common stock in the rights offering may be at a price greater than the prevailing trading price. Further, if a substantial number of subscription rights are exercised and the holders of the shares received upon exercise of those subscription rights choose to sell some or all of those shares, the resulting sales could depress the market price of our common stock.

Risks Related to Our Common Stock

Sales, or the availability for sale, of substantial amounts of our common stock could adversely affect the value of our common stock.

No prediction can be made as to the effect, if any, that future sales of our common stock, or the availability of our common stock for future sales, will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market and the availability of shares for future sale could adversely affect the prevailing market price of our common stock. This in turn could impair our future ability to raise capital through an offering of our equity securities.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock, as well as any shares of common stock that may be issued pursuant to our shareholder rights plan. The market price of our common stock could decline as a result of sales of our common stock made after this offering or the perception that such sales could occur.

As described in this prospectus and in our filings with the SEC, we recently have issued and sold shares of our common stock to Plaisance Fund and to a trust associated with Lloyd I. Miller, and we also may issue shares of common stock as consideration in the Hearthstone Merger. In addition, we have completed rights offerings in the past, pursuant to which we have issued shares of our common stock. We may issue and sell additional shares of our common stock in private placements or registered offerings in the future. We also may conduct additional rights offerings in the future pursuant to which we may issue shares of our common stock.

Our shareholder rights plan may adversely affect existing stockholders.

Our shareholder rights plan, which will expire on November 12, 2014, unless extended or renewed by our board of directors, may have the effect of discouraging unsolicited takeover proposals and therefore may delay or prevent a change of control not approved by our board of directors. Pursuant to the shareholder rights plan, upon a person or group of affiliated or associated persons acquiring beneficial ownership of 20% or more of our outstanding voting common stock or upon the commencement of, or announcement of, an intention to make, a tender offer or exchange offer which would result in an acquiring person beneficially owning 20% or more of our outstanding voting shares of common stock, holders of a preferred stock purchase right—other than preferred stock purchase rights beneficially owned by such acquiring person—will have the right to receive, upon exercise of the preferred stock purchase right at the then-current exercise price, the number of shares of Series D preferred stock of the Company with a market value at the time of the transaction equal to two times the exercise price, which is initially $100 per share, subject to adjustment. In addition, if we are acquired in a merger or other business combination, proper provision will be made so that each holder of a preferred stock purchase right—other than preferred stock purchase rights beneficially owned by the acquiring person—will have the right to receive, upon exercise of the preferred stock purchase right at the then-current exercise price, the number of shares of common stock of the acquiring company which at the time of the transaction have a market value of two times the exercise price. At the discretion of our board of directors, such rights may be exchanged for shares of our common stock at a ratio of one-to-one.

The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. These provisions may limit the circumstances in which a premium can be paid for our common stock, and in which a proxy contest for control of our board of directors may be initiated. For more information regarding the shareholder rights plan, see “Description of Capital Stock—Shareholder Rights Plan” in this prospectus.

Provisions in our certificate of incorporation, our bylaws, and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing stockholders.

Our certificate of incorporation, our bylaws, and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult, delaying, or deterring attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. These include provisions on our maintaining a classified board of directors and limiting the stockholders’ powers to remove directors or take action by written consent instead of at a stockholders’ meeting. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of our common stock. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.”

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then-current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

Risks Related to the Hearthstone Merger (if it is Consummated)

In the event we complete the Hearthstone Merger, we may be unable to successfully integrate Hearthstone Associates into our business or realize any synergies that we anticipate.

In the event we consummate the Hearthstone Merger, achieving the anticipated benefits of the proposed combination with the Hearthstone entities will depend in part upon whether the companies integrate their businesses in an effective and efficient manner. Our ability to integrate Hearthstone Associates into our business and realize the synergies that we anticipate is subject to a number of uncertainties, many of which are related to conditions beyond our control, such as general negative economic trends and competition. The integration of any business may be complex and time-consuming. The difficulties that could be encountered include the following:

•	integrating personnel, operations and systems, while maintaining focus on opening new restaurants and promoting existing restaurants;
•	distraction of management and employees from operations;
•	retaining existing customers and attracting new customers;
•	maintaining business relationships; and
•	inefficiencies associated with the integration of the operations of the combined company.

An inability to realize the full extent of any anticipated benefits of the Hearthstone Merger, including anticipated synergies, as well as any delays encountered in the integration process and realizing such benefits, could have an adverse effect upon the revenues, level of expenses and operating results of our company, which may adversely affect the value of our common stock.

If the Hearthstone Merger is consummated, we will have to fulfill the debt obligations of the Hearthstone Subsidiary and R.J. Dourney. Our failure to meet these increased debt service obligations, along with our existing debt service obligations, could have a material adverse effect on our business, financial condition and results of operations.

As described above under “Recent Developments,” we will incur a substantial amount of indebtedness if the Hearthstone Merger is completed and, as a result, the Hearthstone Merger will increase our outstanding indebtedness. The estimated aggregate of the Hearthstone Indebtedness outstanding as of November 3, 2014 was approximately $10,421,057. Our existing indebtedness as of such date is $7,500,000. Our increased indebtedness following consummation of the Hearthstone Merger could adversely affect our operations and liquidity. Our anticipated increased level of indebtedness could, among other things:

•	make it more difficult for us to pay or refinance our debts as they become due because we may not have sufficient cash flows to make our scheduled debt payments;
•	cause us to use a larger portion of our cash flow to fund interest and principal payments, reducing the availability of cash to fund our working capital, capital expenditures, and other business activities;
•	cause us to be less able to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;
•	cause us to be more vulnerable to general adverse economic and industry conditions;
•	decrease our profitability and/or cash flow;
•	cause us to be disadvantaged compared to our competitors with less leverage; and
•	limit our ability to borrow additional monies in the future to fund our working capital, capital expenditures, and other general corporate purposes.

In addition, the terms of the Hearthstone Indebtedness may restrict certain actions by us and our subsidiaries, including financial, affirmative and negative covenants, including limitations on our ability to incur indebtedness, create liens, and merge, amalgamate and consolidate with other companies, in each case, subject to exceptions to be mutually agreed upon by us and the lenders thereto, the exact terms of which are to be negotiated prior to consummation of the assumption of the Hearthstone Indebtedness.

If the Hearthstone Merger is completed, a portion of the Hearthstone Indebtedness that we assume will bear interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates would increase our interest exposure and our debt service obligations.

All of our debt obligations, and any future indebtedness we may incur in connection with the Hearthstone Merger and the Hearthstone Indebtedness, will have priority over our common stock with respect to payment in the event of a liquidation, dissolution or winding up of our company.

In any liquidation, dissolution or winding up of our company, our common stock would rank below all debt claims against us, including claims in connection with the Hearthstone Indebtedness if the Hearthstone Merger is completed. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of equity securities that rank senior to our common stock have been satisfied.

The issuance of shares of our common stock in connection with the Hearthstone Merger will result in the dilution of our equity.

If Hearthstone Associates elects to require us to complete the Hearthstone Merger, we are obligated to issue 1,790,993 shares of common stock as consideration for the Hearthstone Merger, which will dilute the equity interests of the holders of our common stock.

If the Hearthstone Merger is completed, we may be subject to liabilities of the Hearthstone entities that are unknown to us, which may have a material adverse effect on our profitability, financial condition and results of operations and which may result in a decline in the market value of our common stock.

If the Hearthstone Merger is consummated, and we acquire Hearthstone Associates and the Hearthstone Subsidiary, we may be subject to liabilities of the Hearthstone entities unknown us, which may have a material adverse effect on our business, financial condition and results of operations and the market value of our common stock after the consummation of the Hearthstone Merger.

If the Hearthstone Merger is completed, we may be unable to retain the key employees of the Hearthstone Subsidiary or prevent them from competing with us.

The Hearthstone Subsidiary has been dependent on certain key employees for its economic performance, and none of these key employees are subject to employment agreements with us at this time. As a result, there can be no assurance that these key employees will be employed with us. In addition, these key employees are not prohibited from competing with us if they are not employed by us.

Certain of the benefits we expect if the Hearthstone Merger is completed, including increased revenue and EBITDA, are based on projections and assumptions, which are uncertain and subject to change.

Certain of the benefits we expect from the Hearthstone Merger, including increased revenue and EBITDA in 2015, are based on projections and assumptions that are uncertain and subject to change. These projections and assumptions are based on preliminary information, which may prove to be inaccurate. There can be no assurance that we will realize the increased revenues and EBITDA or any other benefits we anticipate if the Hearthstone Merger is completed. The market price of our common stock may decline if the estimates are not realized or we do not achieve the perceived benefits of the Hearthstone Merger as rapidly or to the extent anticipated.

Hearthstone’s business and financial performance could be negatively impacted by many factors, which, if the Hearthstone Merger is completed, could in turn adversely affect our business, financial condition and results of operations.

Hearthstone’s business and the restaurants operated by Hearthstone may be adversely affected by several factors, including, for example, competition in the restaurant market, seasonality associated with the restaurant business, and general economic uncertainty or a decrease in consumer confidence. In addition, Hearthstone may not be able to open new restaurants on schedule or in a profitable manner, and new restaurants may not generate the level of sales that is projected. If these or any other factors were to affect Hearthstone and its restaurants following the Hearthstone Merger, if it is completed, we could suffer a material adverse effect on our business, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, within the meaning of the Federal securities laws, which involve substantial risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words “outlook,” “believes,” “plans,” “intends,” “expects,” “goals,” “potential,” “continues,” “may,” “should,” “seeks,” “will,” “would,” “approximately,” “predicts,” “estimates,” “anticipates” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. We believe that it is important to communicate our future expectations to our investors. There will be events in the future, however, that we are not able to predict accurately or control. The factors listed under “Risk Factors” in this prospectus and in any documents incorporated by reference into this prospectus as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Such risks and uncertainties include, among other things, risks and uncertainties related to:

•	the cost of our principal food products and supply and delivery shortages or interruptions;
•	labor shortages or increased labor costs;
•	changes in demographic trends and consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, produce or other foods or the effects of food-borne illnesses, such as E.coli, “mad cow disease” and avian influenza or “bird flu”;
•	competition in our markets, both in our business and locating suitable restaurant sites;
•	our operation and execution in new and existing markets;
•	expansion into new markets, including foreign countries;
•	our ability to attract and retain qualified franchisees, and our franchisees' ability to open restaurants on a timely basis;
•	our ability to locate suitable restaurant sites in new and existing markets and negotiate acceptable lease terms;
•	the rate of our internal growth, and our ability to generate increased revenue from our new and existing restaurants;
•	our ability to generate positive cash flow from existing and new restaurants;
•	fluctuations in our quarterly results due to seasonality;
•	increased government regulation and our ability to secure required governmental approvals and permits;
•	our ability to create customer awareness of our restaurants in new markets;
•	the reliability of our customer and market studies;
•	cost effective and timely planning, design and build-out of new restaurants;
•	our ability to recruit, train and retain qualified corporate and restaurant personnel and management;
•	market saturation due to new restaurant openings;
•	inadequate protection of our intellectual property;
•	our ability to obtain additional capital and financing;
•	adverse weather conditions, which impact customer traffic at our restaurants;
•	adverse economic conditions; and
•	other risks, including those discussed in “Risk Factors” in this prospectus and incorporated by reference into this prospectus, including from our Annual Report on Form 10-K, as amended by our Annual Report on Form 10-K/A, for the fiscal year ended December 30, 2013.

Before you invest in our securities, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus under the heading “Risk Factors,” and in any documents incorporated by reference into this prospectus could have a material adverse effect on our business, results of operations and financial position. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ will emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You are advised to consult any further disclosures we make on related subjects in the reports we file with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”).

Certain Hearthstone Financial Information

The projected annual net sales and annual EBITDA of Hearthstone Associates included in this prospectus were based on numerous variables and assumptions. Such assumptions are inherently uncertain and may be beyond the control of Hearthstone Associates or us, if the Hearthstone Merger is completed. Important factors that may affect actual results and cause these projected financial results not to be achieved include, but are not limited to, risks and uncertainties relating to the business of Hearthstone Associates and the Hearthstone Subsidiary (including the ability to achieve strategic goals, objectives and targets), industry performance and competition, consumer spending and general business and economic conditions.

The inclusion of projected financial information should not be regarded as an indication that we or any other person considered, or now considers, this financial information to be material or to be necessarily predictive of actual future results, and these financial projections should not be relied upon as such. Financial projections are subjective in many respects. There can be no assurance that these financial projections will be realized or that actual results will not be significantly higher or lower than projected. In addition, the projected financial information was not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles, or GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither our independent registered public accounting firm, nor any other independent accountants (including those of Hearthstone Associates), have complied, examined or performed any procedures with respect to the financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

In this prospectus, we disclose EBITDA for Hearthstone Associates for certain periods. EBITDA is a non-GAAP financial measure. This non-GAAP financial measure is used by our management to evaluate financial results and to plan and forecast future periods. However, non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, the corresponding measure calculated in accordance with GAAP.

The following table reconciles Hearthstone Associates’ EBITDA to net income for the periods presented.

Reconciliation: EBITDA to Net Income

	Fiscal Year Ended December 31, 2013	Nine Months Ended September 29, 2014
EBITDA (non-GAAP)	$904,860	$508,310
Depreciation & Amortization - Stores	(529,173)	(376,261)
Amortization of Franchise Fees	(39,000)	(28,500)
Interest Expense	(395,339)	(352,056)
Net Loss Before Taxes (GAAP)	$(58,652)	$(248,507)

USE OF PROCEEDS

Assuming all the shares of common stock offered are sold, the gross proceeds to us from the rights offering will be up to approximately $20 million. We are conducting the rights offering to raise capital that we intend to use for general corporate purposes, which may include funding our growth plan, working capital and capital expenditures, including initiatives to propel sales growth in our restaurants, such as investing in technology, including remote ordering, POS system upgrade, and initiatives to increase through-put efficiencies; upgrading equipment and furnishings, and refreshing our restaurants; construction of a new restaurant in Chicago scheduled to open in December of 2014; and funding our operations until we become cash flow positive from operations (excluding capital expenditures). We may also use the proceeds from the rights offering to pay the Milfam Note Indebtedness and the AB Note Indebtedness, as well as the Hearthstone Indebtedness we may incur in connection with the potential acquisition of Hearthstone Associates, Inc. As of September 19, 2014, the aggregate amount of outstanding Milfam Note Indebtedness was $5,000,000, the aggregate amount of outstanding AB Note Indebtedness was $2,500,000, and the aggregate amount of outstanding Hearthstone Indebtedness was approximately $10,421,057.

The Milfam Note Indebtedness, AB Note Indebtedness and Hearthstone Indebtedness, including a summary of the terms (including interest rate and maturity date) thereof, are described under “Recent Developments” in the “Summary” section of this prospectus.

Pending the application of the net proceeds, we expect to invest the proceeds in investment-grade, interest-bearing instruments or other securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2014, on an actual basis and on an “as adjusted” basis to give effect to the rights offering, assuming gross proceeds from the rights offering of $20 million and before deducting the estimated offering expenses. You should read this table together with the information under the heading “Management's Discussion and Analysis of Results of Operations and Financial Condition”.

	As of June 30, 2014
	Actual	As Adjusted
	(In thousands) (Unaudited)
Cash and cash equivalents	$6,084	$25,804
Current liabilities:
Accounts payable	$1,691	$1,691
Accrued expenses	8,474	8,474
Deferred franchise revenue	18	18
Current portion of other long-term liabilities	998	998
Total current liabilities	11,181	11,181
Long-term debt	6,023	6,023
Deferred franchise revenue	1,931	1,931
Other long-term liabilities, net of current portion	1,642	1,642
Total liabilities	20,777	20,777
Stockholders' equity:
Common stock—$.01 par value; 100,000,000 shares authorized, 19,312,794 shares issued as of June 30, 2014	193	326
Additional paid-in capital	299,039	318,626
Treasury stock, 59,886 shares at cost	(1,198)	(1,198)
Accumulated deficit	(301,385)	(301,385)
Total stockholders' (deficit) equity	(3,351)	16,369
Total capitalization	$17,426	$37,146

DILUTION

Purchasers of our common stock in the rights offering will experience an immediate and substantial dilution of the net tangible book value of the shares purchased. At June 30, 2014, we had a net tangible book value of approximately $(3,546,000), or $(0.18) per share of our common stock. After giving effect to the sale of 13,333,333 shares of our common stock in the rights offering and after deducting transaction and offering expenses, the pro forma net tangible book value at June 30, 2014, attributable to common stockholders would have been $16,174,000, or $0.50 per share of our common stock. This amount represents an immediate dilution to purchasers in the rights offering of $1.18. The following table illustrates this per-share dilution.

Subscription Price		$1.50
Net tangible book value per share at June 30, 2014, before the rights offering	$(0.18)
Net increase in pro forma tangible book value per share attributable to the rights offering	$0.50
Pro forma net tangible book value per share after giving effect to the rights offering		$0.32
Dilution in pro forma net tangible book value per share to purchasers		$1.18

THE RIGHTS OFFERING

Please read the following information concerning the subscription rights in conjunction with the statements under “Description of Subscription Rights” in this prospectus, which the following information supplements.

The Subscription Rights

We are distributing to the record holders of our common stock as of the record date non-transferable subscription rights to purchase shares of our common stock. The subscription price of $1.50 per full share was determined by our board of directors after a review of recent historical trading prices of our common stock and the closing sales price of our common stock on October 21, 2014, the last trading day prior to determining the subscription price. The closing sales price of our common stock on October 31, 2014, was $1.69. The subscription rights will entitle the holders of our common stock as of the record date for the rights offering to purchase up to an aggregate of approximately 13,333,333 shares of our common stock for an aggregate purchase price up to approximately $20 million.

Each holder of record of our common stock as of the record date for the rights offering will receive one subscription right for each share of our common stock owned by such holder as of 5:00 p.m., New York City time, on the record date. Each subscription right will entitle the holder to a basic subscription privilege and an over-subscription privilege, which are described below.

Basic Subscription Privilege

With your basic subscription privilege, you may purchase 0.5329 shares of our common stock per subscription right, upon delivery of the required documents and payment of the subscription price of $1.50 per full share, prior to the expiration of the rights offering. You may exercise all or a portion of your basic subscription privilege. However, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase shares pursuant to your over-subscription privilege.

Fractional shares of our common stock resulting from the exercise of the basic subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

We will deliver certificates representing shares of our common stock purchased with the basic subscription privilege as soon as practicable after the rights offering has expired.

Over-Subscription Privilege

If you fully exercise your basic subscription privilege and other stockholders do not fully exercise their basic subscription privileges, you may also exercise an over-subscription right to purchase additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to the availability and pro rata allocation of shares among stockholders exercising this over-subscription right. To the extent the number of the unsubscribed shares are not sufficient to satisfy all of the properly exercised over-subscription rights requests, then the available shares will be prorated among those stockholders who properly exercised over-subscription rights based on the number of shares each rights holder subscribed for under the basic subscription right. If this pro rata allocation results in any stockholder receiving a greater number of shares of common stock than the stockholder subscribed for pursuant to the exercise of the over-subscription privilege, then such stockholder will be allocated only that number of shares for which the stockholder oversubscribed, and the remaining shares of common stock will be allocated among all other stockholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of common stock have been allocated or all over-subscription exercises have been fulfilled, whichever occurs earlier.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock available to you, assuming that no stockholder other than you has purchased any shares of our common stock pursuant to their basic subscription privilege and over-subscription privilege.

We can provide no assurances that you will actually be entitled to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering. We will not be able to satisfy your exercise of the over-subscription privilege if all of our stockholders exercise their basic subscription privileges in full, and we will only honor an over-subscription privilege to the extent sufficient shares of our common stock are available following the exercise of subscription rights under the basic subscription privileges.

•	To the extent the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you actually paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.
•	To the extent the stockholders properly exercise their over-subscription privileges for an aggregate amount of shares that is less than the number of the unsubscribed shares, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

Fractional shares of our common stock resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

We will deliver certificates representing shares of our common stock purchased with the over-subscription privilege as soon as practicable after the expiration of the rights offering.

Limitation on the Purchase of Shares

In no event may a stockholder exercise subscription and over-subscription privileges to the extent that any such exercise would result in the stockholder beneficially owning 20% or more of our issued and outstanding common stock after giving effect to such stockholder's purchase under the basic subscription privilege and the over-subscription privilege. Any person, together with all affiliates and associates of such person, owning 19.9% of our outstanding common stock as the result of purchases made pursuant to the rights offering (or otherwise) will not be permitted to thereafter acquire any additional shares unless otherwise permitted by our shareholder rights plan. Other than the 19.9% ownership limitation and any pro rata allocations described above that may be made based on the aggregate shares available for over-subscription privileges, there is no limit on the number of shares of our common stock that may be purchased pursuant to the exercise of the over-subscription privilege.

Reasons for the Rights Offering

In authorizing the rights offering, our board of directors carefully evaluated our need for liquidity, financial flexibility and additional capital. Our board of directors also considered several alternative capital raising methods prior to concluding that the rights offering was the appropriate alternative under the circumstances. We are conducting the rights offering to raise capital that we intend to use for general corporate purposes, which may include funding our growth plan, working capital and capital expenditures, including initiatives to propel sales growth in our restaurants, such as investing in technology, including remote ordering, POS system upgrade, and initiatives to increase through-put efficiencies; upgrading equipment and furnishings, and refreshing our restaurants; construction of a new restaurant in Chicago scheduled to open in December of 2014; and funding our operations until we become cash flow positive from operations (excluding capital expenditures). We may also use the proceeds from the rights offering to pay the Milfam Note Indebtedness and the AB Note Indebtedness, as well as the Hearthstone Indebtedness we may incur in connection with the potential acquisition of Hearthstone Associates, Inc. See “Recent Developments” and “Use of Proceeds.” We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our stockholders' equity. Although we believe that the rights offering will strengthen our financial condition, our board of directors is making no recommendation regarding your exercise of the subscription rights.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified, even if the rights offering is extended by our board of directors. However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms of the rights offering set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced. You may exercise your subscription rights as follows:

Subscription by Registered Holders

You may exercise your subscription rights by properly completing and executing the rights certificate together with any required signature guarantees and forwarding it, together with your full subscription payment, to the subscription agent at the address set forth below under “—Subscription Agent,” prior to the expiration of the rights offering.

Subscription by DTC Participants

We expect that the exercise of your subscription rights may be made through the facilities of DTC. If your subscription rights are held of record through DTC, you may exercise your subscription rights by instructing DTC, or having your broker instruct DTC, to transfer your subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of shares of our common stock you are subscribing for under your basic subscription privilege and your over-subscription privilege, if any, and your full subscription payment.

Subscription by Beneficial Owners

If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, custodian bank or other nominee, or if you hold our common stock certificates and would prefer to have an institution conduct the transaction relating to the subscription rights on your behalf, you should instruct your broker, custodian bank or other nominee or institution to exercise your subscription rights and deliver all documents and payment on your behalf prior to 5:00 p.m., New York City time, on, which is the expiration of the rights offering. Your subscription rights will not be considered exercised unless the subscription agent receives from you, your broker, custodian bank, nominee or institution, as the case may be, all of the required documents and your full subscription payment prior to 5:00 p.m., New York City time, on December 9, 2014.

Payment Method

Payments must be made in full in U.S. currency by:

•	check or bank draft payable to American Stock Transfer & Trust Company, LLC, the subscription agent, drawn upon a U.S. bank;
•	postal, telegraphic or express money order payable to the subscription agent; or
•	wire transfer of immediately available funds to accounts maintained by the subscription agent.

Payments received after the expiration of the rights offering will not be honored, and the subscription agent will return your subscription payment to you, without interest, as soon as practicable. The subscription agent will be deemed to receive payment upon:

•	clearance of any uncertified check deposited by the subscription agent;
•	receipt by the subscription agent of any certified check bank draft drawn upon a U.S. bank;
•	receipt by the subscription agent of any postal, telegraphic or express money order; or
•	receipt of collected funds in the subscription agent's account.

If you elect to exercise your subscription rights, we urge you to consider using a certified or cashier's check, money order, or wire transfer of funds to ensure that the subscription agent receives your funds prior to the expiration of the rights offering. If you send an uncertified check, payment will not be deemed to have been received by the subscription agent until the check has cleared, but if you send a certified check bank draft drawn upon a U.S. bank, a postal, telegraphic or express money order or wire or transfer funds directly to the subscription agent's account, payment will be deemed to have been received by the subscription agent immediately upon receipt of such instruments and wire or transfer.

Any personal check used to pay for shares of our common stock in the rights offering must clear the appropriate financial institutions prior to 5:00 p.m., New York City time, on December 9, 2014, which is the expiration of the rights offering. The clearinghouse may require five or more business days. Accordingly, holders that wish to pay the subscription price by means of an uncertified personal check are urged to make payment sufficiently in advance of the expiration of the rights offering to ensure such payment is received and clears by such date.

You should read the instruction letter accompanying the rights certificate carefully and strictly follow it. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS TO US. Except as described below under “—Guaranteed Delivery Procedures,” we will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. The risk of delivery of all documents and payments is borne by you or your nominee, and not by the subscription agent or us.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to the expiration of the rights offering.

Unless a rights certificate provides that the shares of our common stock are to be delivered to the record holder of such rights or such certificate is submitted for the account of a bank or a broker, signatures on such rights certificate must be guaranteed by an “eligible guarantor institution”, as such term is defined in Rule 17Ad-15 under the Exchange Act, subject to any standards and procedures adopted by the subscription agent.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or the subscription agent does not receive the full subscription payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised the maximum number of subscription rights that may be exercised with the aggregate subscription payment you delivered to the subscription agent. If we do not apply your full subscription payment to your purchase of shares of our common stock, any excess subscription payment received by the subscription agent will be returned to you, without interest, as soon as practicable.

Expiration Date and Amendments

The subscription period during which you may exercise your subscription rights expires at 5:00 p.m., New York City time, on December 9, 2014, which is the expiration of the rights offering. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue shares of our common stock to you if the subscription agent receives your rights certificate or your subscription payment after that time, regardless of when the rights certificate and subscription payment were sent, unless you send the documents in compliance with the guaranteed delivery procedures described below. We may extend the expiration of the rights offering for a period not to exceed 30 days by giving oral or written notice to the subscription agent prior to the expiration date of the rights offering, although we do not presently intend to do so. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration time of the rights offering. We will extend the duration of the rights offering as required by applicable law or regulation and may choose to extend it if we decide to give investors more time to exercise their subscription rights in the rights offering. If we elect to extend the rights offering for a period of more than 30 days, then holders who have subscribed for rights may cancel their subscriptions and receive a refund of all subscription payments advanced.

Our board of directors also reserves the right to amend or modify the terms of the rights offering. If we should make any fundamental changes to the terms of the rights offering set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any subscription payments advanced by such stockholder and recirculate an updated prospectus after the post-effective amendment is declared effective by the SEC. In addition, upon such event, we may extend the expiration date of the rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation. Promptly following any such occurrence, we will issue a press release announcing any changes with respect to the rights offering and the new expiration date. The terms of the rights offering cannot be modified or amended after the expiration date of the rights offering. Although we do not presently intend to do so, we may choose to amend or modify the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering. Such amendments or modifications may include a change in the subscription price, although no such change is presently contemplated.

Subscription Price

In determining the subscription price, our board of directors considered a number of factors, including: the likely cost of capital from other sources, the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, our need for liquidity and capital and the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis.

In conjunction with its review of these factors, our board of directors also reviewed a range of discounts to market value represented by the subscription prices in various prior rights offerings of public companies. The subscription price was established at a price of $1.50 per full share. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock to be offered in the rights offering. We cannot assure you that the market price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares of our common stock purchased during the rights offering at a price equal to or greater than the subscription price. We urge you to obtain a current quote for our common stock before exercising your subscription rights.

Conditions, Withdrawal and Termination

We reserve the right to withdraw the rights offering prior to the expiration of the rights offering for any reason. We may terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate, cancel or withdraw the rights offering, in whole or in part, we will issue a press release notifying the stockholders of such event, all affected subscription rights will expire without value, and all excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following such termination, cancellation or withdrawal.

Cancellation Rights

Our board of directors may cancel the rights offering at any time prior to the time the rights offering expires for any reason. If we cancel the rights offering, we will issue a press release notifying stockholders of the cancellation and all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Subscription Agent

The subscription agent for this offering is American Stock Transfer & Trust Company, LLC. The address to which subscription documents, rights certificates, notices of guaranteed delivery and subscription payments other than wire transfers should be mailed or delivered is:

By Mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P. O. Box 2042 New York, New York 10272-2042	By Hand, Express Mail, Courier or Other Expedited Service: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

If you deliver subscription documents, rights certificates or notices of guaranteed delivery in a manner different than that described in this prospectus, then we may not honor the exercise of your subscription rights.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of our common stock or for additional copies of this prospectus to the information agent, D.F. King & Co., Inc., a division of American Stock Transfer & Trust Company, LLC, at (866) 751-6312 or (212) 493-3910.

Fees and Expenses

We will pay all fees charged by the subscription agent and the information agent in connection with the rights offering. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.

No Fractional Shares

We will not issue fractional shares or cash in lieu of fractional shares. Fractional shares of our common stock resulting from the exercise of the basic subscription privileges and the over-subscription privileges will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Medallion Guarantee May Be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or
•	you are an eligible institution.

You can obtain a signature guarantee from a financial institution—such as a commercial bank, savings, bank, credit union or broker dealer—that participates in one of the Medallion signature guarantee programs. The three Medallion signature guarantee programs are the following:

•	Securities Transfer Agents Medallion Program (STAMP), whose participants include more than 7,000 U.S. and Canadian financial institutions;
•	Stock Exchanges Medallion Program (SEMP), whose participants include the regional stock exchange member firms and clearing and trust companies; and
•	New York Stock Exchange Medallion Signature Program (MSP), whose participants include NYSE member firms.

If a financial institution is not a member of a recognized Medallion signature guarantee program, it would not be able to provide signature guarantees. Also, if you are not a customer of a participating financial institution, it is likely the financial institution will not guarantee your signature. Therefore, the best source of a Medallion signature guarantee would be a bank, savings and loan association, brokerage firm, or credit union with whom you do business. The participating financial institution will use a Medallion imprint or stamp to guarantee your signature, indicating that the financial institution is a member of a Medallion signature guarantee program and is an acceptable signature guarantor.

Notice to Nominees

If you are a broker, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificate and submit it to the subscription agent with the proper subscription payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification” which is provided with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock or will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

Guaranteed Delivery Procedures

If you wish to exercise subscription rights, but you do not have sufficient time to deliver the rights certificate evidencing your subscription rights to the subscription agent prior to the expiration of the rights offering, you may exercise your subscription rights by the following guaranteed delivery procedures:

•	deliver to the subscription agent prior to the expiration of the rights offering the subscription payment for each share you elected to purchase pursuant to the exercise of subscription rights in the manner set forth above under “—Payment Method”;
•	deliver to the subscription agent prior to the expiration of the rights offering the form entitled “Notice of Guaranteed Delivery” and
•	deliver the properly completed rights certificate evidencing your subscription rights being exercised and the related nominee holder certification, if applicable, with any required signatures guaranteed, to the subscription agent within three (3) business days following the date you submit your Notice of Guaranteed Delivery.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the “Form of Instructions for Use of Così, Inc. Subscription Rights Certificates,” which will be distributed to you with your rights certificate. Your Notice of Guaranteed Delivery must include a signature guarantee from an eligible institution acceptable to the subscription agent. A form of that guarantee is included with the Notice of Guaranteed Delivery.

In your Notice of Guaranteed Delivery, you must provide:

•	your name;
•	the number of subscription rights represented by your rights certificate, the number of shares of our common stock for which you are subscribing under your basic subscription privilege, and the number of shares of our common stock for which you are subscribing under your over-subscription privilege, if any; and
•	your guarantee that you will deliver to the subscription agent a rights certificate evidencing the subscription rights you are exercising within three (3) business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your rights certificate at the address set forth above under “—Subscription Agent.” You may alternatively transmit your Notice of Guaranteed Delivery to the subscription agent by facsimile transmission at (718) 234-5001. To confirm facsimile deliveries, you may call (877) 248-6417 or (718) 921-8317.

The information agent will send you additional copies of the form of Notice of Guaranteed Delivery if you need them. You should call D.F. King & Co., Inc., a division of American Stock Transfer & Trust Company, LLC, at (866) 751-6312 or (212) 493-3910 to request additional copies of the form of Notice of Guaranteed Delivery.

Transferability of Subscription Rights

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone. The subscription rights will not be listed for trading on Nasdaq or on any stock exchange or market or on the OTC Bulletin Board.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. In resolving all such questions, we will review the relevant facts, consult with our legal advisors and we may request input from the relevant parties. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights and even if the rights offering is extended by our board of directors, and we will not accept any alternative, conditional or contingent subscriptions or directions. However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms of the rights offering set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. Neither we nor the subscription agent shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The subscription agent will hold funds received in payment for shares of our common stock in a segregated account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable. In addition, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable, if subscribers decide to cancel their subscription rights in the event that we extend the rights offering for a period of more than 30 days after the expiration date or if there is a fundamental change to the terms of the rights offering.

Stockholder Rights

You will have no rights as a holder of the shares of our common stock you purchase in the rights offering, if any, until certificates representing the shares of our common stock are issued to you. You will have no right to revoke your subscriptions after you deliver your completed rights certificate, the full subscription payment and any other required documents to the subscription agent.

Foreign Stockholders

We will not mail this prospectus or rights certificates to stockholders with addresses that are outside the United States or that have an army post office or foreign post office address. The subscription agent will hold these rights certificates for their account. To exercise subscription rights, our foreign stockholders must notify the subscription agent prior to 11:00 a.m., New York City time, at least three business days prior to the expiration of the rights offering and demonstrate to the satisfaction of the subscription agent that the exercise of such subscription rights does not violate the laws of the jurisdiction of such stockholder.

No Revocation or Change

Once you submit the form of rights certificate to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights and even if the rights offering is extended by our board of directors. However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms of the rights offering set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price.

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the time the rights offering expires, you have not obtained such clearance or approval.

U.S. Federal Income Tax Treatment of Rights Distribution

We believe that our distribution and any stockholder's receipt and exercise of these subscription rights to purchase shares of our common stock generally should not be taxable to our stockholders for the reasons described below in “Material U.S. Federal Income Tax Consequences.”

No Recommendation to Rights Holders

Our board of directors is making no recommendation regarding your exercise of the subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Listing

The subscription rights will not be listed for trading on Nasdaq or any stock exchange or market or on the OTC Bulletin Board. The shares of our common stock issuable upon exercise of the subscription rights will traded on Nasdaq under the symbol “COSI.”

Shares of Our Common Stock Outstanding After the Rights Offering

Assuming no options are exercised prior to the expiration of the rights offering, we expect approximately 38,353,115 shares of our common stock will be outstanding immediately after completion of the rights offering.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription privileges in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights, you will not be eligible to participate in the rights offering. However, we are not currently aware of any states or jurisdictions that would preclude participation in the rights offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section describes the material U.S. federal income tax consequences, as of the date of this prospectus, to U.S. holders (as defined below) of the receipt and exercise (or expiration) of the subscription rights acquired through the rights offering and the receipt, ownership and sale of the shares of common stock received upon exercise of the basic subscription privilege or, if applicable, the over-subscription privilege.

This section applies to you only if you are a U.S. holder (as defined below), acquire your subscription rights in the rights offering and hold your subscription rights or shares of common stock issued to you upon exercise of the basic subscription privilege or, if applicable, the over-subscription privilege as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This section does not apply to you if you are not a U.S. holder or if you are a member of a special class of holders subject to special rules, including, without limitation, financial institutions, regulated investment companies, real estate investment trusts, holders who are dealers in securities or foreign currency, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, persons liable for alternative minimum tax, holders who hold common stock as part of a hedge, straddle, conversion, constructive sale or other integrated security transaction, holders whose functional currency is not the U.S. dollar, or holders who received our common stock on which the subscription rights are distributed in satisfaction of our indebtedness.

This section is based upon the Code, the Treasury Regulations promulgated thereunder, legislative history, judicial authority and published rulings, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the IRS, so as to result in U.S. federal income tax consequences different from those discussed below. The discussion that follows neither binds nor precludes the IRS from adopting a position contrary to that expressed in this prospectus, and we cannot assure you that such a contrary position could not be asserted successfully by the IRS or adopted by a court if the position was litigated. We have not sought, and will not seek, a ruling from the IRS regarding the rights offering. This section does not address any tax consequences under foreign, state, or local tax laws.

You are a U.S. holder if you are a beneficial owner of subscription rights or common stock and you are:

•	An individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under section 7701(b) of the Code,
•	A corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the United Sates, any state thereof or the District of Columbia,
•	An estate whose income is subject to U.S. federal income tax regardless of its source, or
•	A trust (a) if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) receives the subscription rights or holds the common stock received upon exercise of the subscription rights or, if applicable, the over-subscription privilege, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to the U.S. federal income tax consequences of receiving and exercising the subscription rights and acquiring, holding or disposing of our shares of common stock.

EACH HOLDER OF OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE RECEIPT AND EXERCISE OF SUBSCRIPTION RIGHTS AND THE RECEIPT, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Receipt, Exercise and Expiration of the Subscription Rights; Tax Basis and Holding Period of Shares Received upon Exercise of the Subscription Rights

Receipt of the Subscription Rights

You should not recognize taxable income for U.S. federal income tax purposes in connection with the receipt of subscription rights in the rights offering if the rights offering is not part of a “disproportionate distribution” within the meaning of section 305 of the Code. A disproportionate distribution is a distribution or a series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some stockholders or holders of debt instruments convertible into stock and an increase in the proportionate interest of other stockholders in a company's assets or earnings and profits. During the last 36 months, our common stock has been our sole outstanding class of stock, we have not made any distributions of cash or other property on such stock, and we have not had any convertible debt outstanding. Nor do we currently intend to issue another class of stock or convertible debt or, as stated below, pay any dividends on our common stock. However, the fact that we have outstanding options and certain other equity-based awards could cause, under certain circumstances that cannot currently be predicted, the receipt of subscription rights pursuant to the rights offering to be part of a disproportionate distribution. We intend to take the position that the outstanding options and other equity-based awards do not cause the subscription rights issued pursuant to the rights offering to be part of a disproportionate distribution. For a discussion of the U.S. federal income tax consequences to you if the rights offering were to be considered part of a disproportionate distribution, see “Consequences if the Rights Offering Is Considered Part of a Disproportionate Distribution” below.

Tax Basis in the Subscription Rights

If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your common stock on the date you receive your subscription rights, your subscription rights will be allocated a zero tax basis for U.S. federal income tax purposes, unless you elect to allocate tax basis between your existing common stock and your subscription rights in proportion to the relative fair market values of the existing common stock and your subscription rights determined on the date of receipt of your subscription rights. If you choose to allocate tax basis between your existing common stock and your subscription rights, you must make this election on a statement included with your tax return for the taxable year in which you receive your subscription rights. Such an election is irrevocable.

If the fair market value of your subscription rights is 15% or more of the fair market value of your existing common stock on the date you receive your subscription rights, then you must allocate your tax basis in your existing common stock between your existing common stock and your subscription rights in proportion to the relative fair market values determined on the date you receive your subscription rights. The fair market value of the subscription rights on the date the subscription rights will be distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Exercise and Expiration of the Subscription Rights

You will not recognize any gain or loss upon the exercise of subscription rights received in the rights offering, and the tax basis of the shares of our common stock acquired through exercise of the subscription rights will equal the sum of the subscription price for the shares and your tax basis, if any, in the subscription rights. The holding period for the shares of our common stock acquired through exercise of the subscription rights will begin on the date the subscription rights are exercised.

If you allow subscription rights received in the rights offering to expire, you generally will not recognize any gain or loss upon the expiration of the subscription rights. If you have tax basis in the subscription rights and you allow the subscription rights to expire, the tax basis of our common stock owned by you with respect to which such subscription rights were distributed will be restored to the tax basis of such common stock immediately before the receipt of the subscription rights in the rights offering.

Consequences if the Rights Offering Is Considered Part of a Disproportionate Distribution

If the rights offering is considered part of a disproportionate distribution, the distribution of subscription rights would be taxable to you as a dividend to the extent that the fair market value of the subscription rights you receive is allocable to our current and accumulated earnings and profits for the taxable year in which the subscription rights are distributed. We cannot determine prior to the consummation of the rights offering the extent to which we will have sufficient current and accumulated earnings and profits to cause any distribution to be treated as a dividend. Dividends received by corporate holders of our common stock are taxable at ordinary corporate tax rates subject to any applicable dividends-received deduction. Subject to the discussion of the additional Medicare tax below, dividends received by noncorporate holders of our common stock in taxable years beginning on or after January 1, 2013, are taxed at the holder's capital gain tax rate (a maximum rate of 20%), provided that the holder meets applicable holding period and other requirements. Any distributions in excess of our current and accumulated earnings and profits will be treated as a tax-free return of basis, and any further distributions in excess of your tax basis in our common stock will be treated as gain from the sale or exchange of our common stock. Regardless of whether the distribution of subscription rights is treated as a dividend, as a tax-free return of basis or as gain from the sale or exchange of our common stock, your tax basis in the subscription rights you receive will be their fair market value.

If the receipt of subscription rights is taxable to you as described in the previous paragraph and you allow subscription rights received in the rights offering to expire, you should recognize a short-term capital loss equal to your tax basis in the expired subscription rights. Your ability to use any capital loss is subject to certain limitations. You will not recognize any gain or loss upon the exercise of the subscription rights, and the tax basis of the shares of our common stock acquired through exercise of the subscription rights will equal the sum of the subscription price for the shares and your tax basis in the subscription rights. The holding period for the shares of our common stock acquired through exercise of the subscription rights will begin on the date the subscription rights are exercised.

U.S. holders who are individuals are subject to an additional 3.8% Medicare tax (the “additional Medicare tax”) on their “net investment income” to the extent that their net investment income, when added to their other modified adjusted gross income, exceeds $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). Certain trusts and estates that are U.S. holders are also subject to the additional Medicare tax. “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes dividends and capital gains. The additional Medicare tax is determined in a different manner than the regular income tax. You are urged to consult your own tax advisor regarding the implications of the additional Medicare tax.

Sale of Shares of Our Common Stock and Receipt of Distributions on Shares of Our Common Stock

You will recognize capital gain or loss upon the sale of our common stock acquired through the exercise of subscription rights in an amount equal to the difference between the amount realized and your tax basis in our common stock. The capital gain or loss will be long-term if your holding period in the shares is more than one year. Long-term capital gains recognized by individuals are taxable at a maximum rate of 20%, although such gains may also be subject to the additional Medicare tax described above. Long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. If you have held your shares of our common stock for one year or less, your capital gain or loss will be short-term. Short-term capital gains are taxed at a maximum rate equal to the maximum rate applicable to ordinary income. Your ability to use any capital loss is subject to certain limitations.

Distributions, if any, on shares of our common stock acquired through the exercise of subscription rights will be taxable to you as a dividend to the extent that the cash and fair market value of property is allocable to our current and accumulated earnings and profits for the taxable year in which the distribution is made. Dividends received by corporate holders of our common stock are taxable at ordinary corporate tax rates subject to any applicable dividends-received deduction. Dividends received by noncorporate holders of our common stock in taxable years beginning on or after January 1, 2013, are taxed at the holder's capital gain tax rate (a maximum rate of 20%), provided that the holder meets applicable holding period and other requirements, plus, in some cases, the additional Medicare tax discussed above. Any distributions in excess of our current and accumulated earnings and profits will be treated as a tax-free return of basis, and any further distributions in excess of your tax basis in our common stock will be treated as gain from the sale or exchange of such common stock. Your tax basis in any property you receive as a distribution on shares of our common stock will be the property's fair market value (regardless of whether the distribution is treated as a dividend, as a tax-free return of basis or as gain from the sale or exchange of our common stock).

Information Reporting and Backup Withholding

You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of our common stock acquired through the exercise of subscription rights. Backup withholding may apply under certain circumstances if you (1) fail to furnish your social security or other taxpayer identification number (“TIN”), (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct, that you are not subject to backup withholding, that you are a U.S. citizen (or other U.S. person), and that the FATCA code(s) entered on the statement (if any) is correct. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. For additional information regarding the backup withholding requirements with respect to any payments relating to common stock acquired through the exercise of subscription rights, see “Form of Notice of Important Tax Information” in the exhibits attached to this prospectus. You are urged to consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Tax Consequences to the Company

As of December 30, 2013, we had NOL carryforwards of approximately $226.0 million for U.S. federal income tax purposes. An ownership change generally should occur and generally should produce an annual limitation on the utilization of our pre-ownership change NOLs and certain other tax assets if the aggregate stock ownership of holders of at least 5% of our stock increases by more than 50 percentage points over the preceding three-year period. The amount of annual limitation generally is equal to the value of our stock immediately prior to the ownership change multiplied by the adjusted federal long-term tax-exempt rate. The purchase of shares of our common stock pursuant to the rights offering may trigger an ownership change with respect to our stock.

MARKET INFORMATION

Our common stock trades on Nasdaq under the trading symbol “COSI.” On October 31, 2014, there were 5,458 record holders of our common stock. This number does not include the number of persons or entities that hold stock in nominee or street name through various brokerage firms, banks and other nominees. On October 31, 2014, the last closing sale price reported on Nasdaq for our common stock was $1.69 per share. Past price performance is not indicative of future price performance.

The following table sets forth the high and low sale prices of our common stock on Nasdaq for the periods indicated:

	Price Range
	High		Low
Fiscal 2012
First Quarter	$5.00	(a)	$2.60	(a)
Second Quarter	$4.40	(a)	$2.68	(a)
Third Quarter	$3.36	(a)	$2.72	(a)
Fourth Quarter	$3.12	(a)	$2.28	(a)
Fiscal 2013
First Quarter	$3.68	(a)	$2.76	(a)
Second Quarter	$3.07		$1.93
Third Quarter	$2.62		$2.08
Fourth Quarter	$2.39		$1.35
Fiscal 2014
First Quarter	$1.70		$0.99
Second Quarter	$1.31		$1.04
Third Quarter	$2.43		$1.11
Fourth Quarter (through October 31, 2014)	$2.25		$1.69

(a)	Denotes a post-reverse-stock-split price.

DIVIDEND HISTORY

We have never paid cash dividends on our common stock, and we do not currently intend to pay any dividends.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our amended and restated certificate of incorporation, amended and restated bylaws and to the applicable provisions of Delaware law.

General

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the bylaws currently in effect. Copies of these documents have been filed with the SEC.

Our authorized capital stock consists of 140,000,000 shares. The authorized capital stock is divided into 40,000,000 shares of preferred stock, par value $0.01 per share, and 100,000,000 shares of common stock, par value $0.01 per share. As of October 31, 2014, we had issued and outstanding 25,019,782 shares of common stock, held by 5,458 stockholders of record. As of October 31, 2014, approximately 6,250 shares of common stock were reserved for issuance upon the exercise of employee stock options (of which options to purchase an aggregate of 2,500 shares of common stock currently were exercisable). Each share of common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. As of October 31, 2014, no shares of preferred stock were issued or outstanding.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available for dividends, subject to any preferential dividend rights of outstanding preferred stock. If we liquidate, dissolve or wind up, the holders of common stock are entitled to receive ratably all of our assets available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights or any rights to share in any sinking fund. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 40,000,000 shares of preferred stock from time to time in one or more series and with terms of each series to be stated in our board's resolutions providing for the designation and issuance of that series. Our certificate of incorporation also authorizes the board of directors to fix, state and express the powers, rights, designations, preferences, qualifications, limitations and restrictions, and dividend, voting, conversion and redemption rights pertaining to each series of preferred stock that we issue. Without seeking any stockholder approval, our board of directors may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock and could have the effect of delaying, deferring or preventing a change in control. Other than the issuance of the series of preferred stock previously authorized by the board of directors in connection with the shareholder rights plan described below, we have no present plans to issue any shares of preferred stock.

Antitakeover Provisions

Section 203 of the Delaware General Corporation Law, or the DGCL, provides that, subject to certain exceptions specified therein, an “interested stockholder” of a Delaware corporation may not engage in any business combination with the corporation for a three-year period following the time that such stockholder becomes an “interested stockholder” unless (1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an “interested stockholder”, (2) upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (3) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the “interested stockholder.” Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (a) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (b) the affiliates and associates of any such person. Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. Our certificate of incorporation does not exclude us from the restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Shareholder Rights Plan

On November 12, 2013, our board of directors declared a dividend of one preferred share purchase right (which we refer to as a “Right”) for each outstanding share of our common stock. The dividend was payable on November 25, 2013, to the stockholders of record of our common stock on November 25, 2013. The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 12, 2013 (or the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent.

Our board of directors believes that the Rights Agreement will help promote the fair and equal treatment of all stockholders of the Company and ensures that our board remains in the best position to discharge its fiduciary duties to the Company and our stockholders. In general terms, the Rights Agreement works by imposing a significant penalty upon any person or group which acquires 20% or more of our outstanding common stock without the approval of the board.

The Rights will initially trade with, and will be inseparable from, our common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after November 25, 2013 (including those issuable in connection with the rights offering) until the Distribution Date described below.

Each Right will allow its holder to purchase from us one one-thousandth of a share of our Series E Junior Participating Preferred Stock (or a “Preferred Share”) for $10.00 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of our common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 20% or more of our outstanding common stock.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person shall thereafter have the right to receive, upon exercise, that number of shares of common stock (or, in certain circumstances, cash, property or other securities of the Company) which equals the Exercise Price divided by 50% of the current market price per share of Common Stock at the date of the occurrence of such event.

If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the Exercise Price divided by 50% of the current market price of such common stock at the date of the occurrence of the event.

Shares held by affiliates and associates of an Acquiring Person, and notional shares held by counterparties to a derivatives contract with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Each one one-thousandth of a Preferred Share, if issued:

•	will not be redeemable;
•	will entitle its holder to quarterly dividend payments of $0.001 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater;
•	will entitle its holder upon liquidation either to receive $1.00 or an amount equal to the payment made on one share of common stock, whichever is greater;
•	will have the same voting power as one share of common stock; and
•	if shares of the common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per-share payment equal to the payment made on one share of common stock.

The value of one one-thousandth interest in a Preferred Share should approximate the value of one share of common stock.

The Rights will expire on November 12, 2014, unless extended or renewed by our board of directors.

The board may redeem the Rights for $0.001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of its common stock.

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common stock, the board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

The board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

The terms of the Rights Agreement may be amended by the board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights.

The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the board. As a result, the overall effect of the Rights may be to render more difficult or discourage a merger, tender offer or other business combination involving the Company that is not supported by our board.

The Rights Agreement, dated as of November 12, 2013, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, specifying the terms of the Rights is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Anti-Takeover Provisions of Our Certificate of Incorporation, By-laws and Shareholder Rights Plan

General

The provisions of our certificate of incorporation, by-laws and shareholder rights plan, and Delaware statutory law described in this section may delay or make it more difficult for someone to acquire us without the approval of our board. These provisions could have the effect of discouraging third parties from making acquisition proposals although such proposals, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board.

Classified Board of Directors

The certificate of incorporation provides for our board (other than those directors elected solely by any series of preferred stock created by resolution of our board) to be divided into three classes of directors serving staggered three year terms. As a result, approximately one-third of our board will be elected each year.

We believe a classified board will help to assure the continuity and stability of our board, and our business strategies and policies as determined by our board, because a majority of the directors at any given time will have prior experience as our directors. This provision should also help to ensure that our board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

This provision could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our board until the second annual stockholders' meeting following the date the acquiror obtains the controlling stock interest, could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us and could thus increase the likelihood that incumbent directors will retain their positions.

Number of Directors; Removal; Vacancies

Our certificate of incorporation and by-laws provide that the number of directors will not be less than three nor more than fifteen and, except as may be provided in the terms of any series of preferred stock created by resolutions of the board, will be determined from time to time exclusively by a vote of a majority of our board then in office. Our certificate of incorporation also provides that our board has the exclusive right, except as may be provided in the terms of any series of preferred stock created by resolutions of the board, to fill vacancies, including vacancies created by expansion of our board. Furthermore, except as may be provided in the terms of any preferred stock created by resolution of our board with respect to the election of directors by the holders of such series, directors may be removed by stockholders only for cause and only by the affirmative vote of at least 66 2∕3% of the voting power of all of the shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class.

These provisions, in conjunction with the provision of the certificate of incorporation authorizing our board to fill vacant directorships, could prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

No Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation provides that, except as may be provided in the terms of any series of preferred stock created by resolution of our board, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation also provides that special meetings of stockholders can only be called by the Chairman of the Board or by the Secretary pursuant to a resolution approved by a majority of our board then in office. Stockholders are not permitted to call a special meeting of stockholders.

Approval of Certain Business Combinations

Our certificate of incorporation requires that certain business combinations with a “Related Person” (as such term is defined in our certificate of incorporation) be approved by the affirmative vote of 80% of our outstanding shares generally entitled to vote for the election of directors, unless (i) the business combination has been approved by two-thirds of the board of directors; or (ii) the amount of consideration to be received in the business combination by the holders of common stock or any class or series of outstanding voting stock, other than common stock, is equal to the greater of: (a) the highest per-share price paid by the Related Person for any shares of our stock acquired within the prior two years; or (b) the fair market value (as such term is defined in our certificate of incorporation) of our common stock.

Advance Notice for Raising Business or Making Nominations at Meetings

Our by-laws establish an advance notice procedure with regard to stockholder proposals and nominations of individuals for election to the board of directors. In general, notice of a stockholder proposal or a director nomination for an annual meeting must be delivered to us at our executive offices not less than 120 days nor more than 150 days before the date of the anniversary of the last annual stockholders' meeting (unless the meeting is to be held more than 30 days in advance of such anniversary date, in which event the stockholder proposal or director nomination shall be delivered to us no later than the close of business on the 10th day following the day on which notice of the meeting was given) and must contain specified information and conform to certain requirements, as set forth in our by-laws. Notice of a director nomination for a special meeting must be received by us no later than the 10th day following the day on which notice of the date of a special meeting of stockholders was given. If the presiding officer at any stockholders' meeting determines that a stockholder proposal or director nomination was not made in accordance with the by-laws, we may disregard such proposal or nomination.

The notice of any nomination for election as a director must set forth the name, age, business and residence address of the person or persons to be nominated; the business experience during the past five years of such person or persons; including the person's principal occupation or employment during such period, the name and principal business of any corporation or other organization in which such occupation or employment was carried on, and such other information as to the nature of the persons responsibilities and level of professional competence as may be sufficient to permit assessment of the person's prior business experience, the class or series and number of shares of our capital stock beneficially owned by the person and any other information relating to the person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

Amendments to By-Laws

Our certificate of incorporation provides that our board or the holders of at least 66 2∕3% of the voting power of all shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class, have the power to amend or repeal our by-laws.

Amendment of the Certificate of Incorporation

Any proposal to amend, alter, change or repeal any provision of our certificate of incorporation, except as may be provided in the terms of any preferred stock created by resolution of our board and which relate to such series of preferred stock, requires approval by the affirmative vote of both a majority of the members of our board then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. However, any proposal to amend, alter, change or repeal the provisions of our certificate of incorporation relating to (1) the classification of our board, (2) removal of directors, (3) the prohibitions on stockholder action by written consent or stockholder calls for special meetings, (4) amendment of by-laws, or (5) amendment of the certificate of incorporation requires approval by the affirmative vote of 66 2∕3% of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class; except in the case of any proposal to amend, alter, change or repeal the provision of our certificate of incorporation relating to business combinations which requires approval by the affirmative vote of 80% of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Preferred Stock and Additional Common Stock

Under the certificate of incorporation, our board will have the authority to provide by resolution for the issuance of shares of one or more series of preferred stock. Our board is authorized to fix by resolution the terms and conditions of each such other series.

We believe that the availability of our preferred stock, in each case issuable in series, and additional shares of common stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as authorized but unissued shares of common stock will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange on which any series of our stock may then be listed, or except as may be provided in the terms of any preferred stock created by resolution of our board.

These provisions give our board the power to approve the issuance of a series of preferred stock, or additional shares of common stock, that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares of preferred stock might impede a business combination if the terms of those shares include voting rights which would enable a holder to block business combinations or, alternatively, might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied.

Moreover, the Series D preferred stock is issuable under the circumstances provided for in the rights agreement upon exercise of the rights as described above.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC and its telephone number is (800) 937-5449.

Nasdaq Capital Market

Our common stock is traded on Nasdaq under the symbol “COSI.”

DESCRIPTION OF SUBSCRIPTION RIGHTS

The Subscription Rights

We are distributing to the record holders of our common stock as of the record date non-transferable subscription rights to purchase shares of our common stock. The subscription price of $1.50 per full share was determined by our board of directors after a review of recent historical trading prices of our common stock and the closing sales price of our common stock on October 21, 2014, the last trading day prior to determining the subscription price. The closing sales price of our common stock on October 31, 2014, was $1.69. The subscription rights will entitle the holders of our common stock to purchase approximately an aggregate of 13,333,333 shares of our common stock for an aggregate purchase price up to approximately $20 million.

Each holder of record of our common stock will receive one subscription right for each share of our common stock owned by such holder at the as of 5:00 p.m., New York City time, on the record date. Each subscription right will entitle the holder to a basic subscription privilege and an over-subscription privilege.

Basic Subscription Privilege

With your basic subscription privilege, you may purchase 0.5329 shares of our common stock per subscription right, upon delivery of the required documents and payment of the subscription price of $1.50 per full share, prior to the expiration of the rights offering. You may exercise all or a portion of your basic subscription privilege. However, if you exercise less than your full basic subscription privilege you will not be entitled to purchase shares pursuant to your over-subscription privilege.

Fractional shares of our common stock resulting from the exercise of the basic subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

We will deliver certificates representing shares of our common stock purchased with the basic subscription privilege as soon as practicable after the rights offering has expired.

Over-Subscription Privilege

If you fully exercise your basic subscription privilege and other stockholders do not fully exercise their basic subscription privileges, you may also exercise an over-subscription right to purchase additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to the availability and pro rata allocation of shares among stockholders exercising this over-subscription right. To the extent the number of the unsubscribed shares are not sufficient to satisfy all of the properly exercised over-subscription rights requests, then the available shares will be prorated among those who properly exercised over-subscription rights based on the number of shares each rights holder subscribed for under the basic subscription right. If this pro rata allocation results in any stockholder receiving a greater number of shares of common stock than the stockholder subscribed for pursuant to the exercise of the over-subscription privilege, then such stockholder will be allocated only that number of shares for which the stockholder oversubscribed, and the remaining shares of common stock will be allocated among all other stockholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of common stock have been allocated or all over-subscription exercises have been fulfilled, whichever occurs earlier.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock available to you, assuming that no stockholder other than you has purchased any shares of our common stock pursuant to their basic subscription privilege and over-subscription privilege.

We can provide no assurances that you will actually be entitled to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering. We will not be able to satisfy your exercise of the over-subscription privilege if all of our stockholders exercise their basic subscription privileges in full, and we will only honor an over-subscription privilege to the extent sufficient shares of our common stock are available following the exercise of subscription rights under the basic subscription privileges.

•	To the extent the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you actually paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

•	To the extent the stockholders properly exercise their over-subscription privileges for an aggregate amount of shares that is less than the number of the unsubscribed shares, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

Fractional shares of our common stock resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

We will deliver certificates representing shares of our common stock purchased with the over-subscription privilege as soon as practicable after the expiration of the rights offering.

Limitation on the Purchase of Shares

In no event may a stockholder exercise subscription and over-subscription privileges to the extent that any such exercise would result in the stockholder beneficially owning 20% or more of our issued and outstanding common stock after giving effect to such stockholder's purchase under the basic subscription privilege and the over-subscription privilege. Shares that otherwise would be available for purchase pursuant to a shareholder’s subscription privilege or over-subscription privilege but for such limitation will be considered unsubscribed, including for purposes of determining other shareholders’ over-subscription privileges.

Any person, together with all affiliates and associates of such person, owning 19.9% of our outstanding common stock as the result of purchases made pursuant to the rights offering (or otherwise) will not be permitted to thereafter acquire any additional shares unless otherwise permitted by the Shareholder Rights Plan.

Other than the 19.9% ownership limitation and any pro rata allocations described above that may be made based on the aggregate shares available for over-subscription privileges, there is no limit on the number of shares of our common stock that may be purchased pursuant to the exercise of the over-subscription privilege.

PLAN OF DISTRIBUTION

As soon as practicable after the record date for the rights offering, we will distribute the subscription rights and rights certificates to individuals who owned shares of our common stock at 5:00 p.m., New York City time, on October 31, 2014. If you wish to exercise your subscription rights and purchase shares of our common stock, you should complete the rights certificate and return it with payment for the shares to the subscription agent, American Stock Transfer & Trust Company, LLC at the following address:

By Mail:	By Hand, Express Mail, Courier or Other Expedited Service:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P. O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

See “The Rights Offering—Method of Exercising Subscription Rights.” If you have any questions, you should contact the information agent, D.F. King & Co., Inc. a division of American Stock Transfer & Trust Company, LLC, at (866) 751-6312 or (212) 493-3910.

Other than as described herein, we do not know of any existing agreements between or among any stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the underlying common stock.

LEGAL MATTERS

The validity of the rights and the shares of common stock offered by this prospectus have been passed upon for us by Cadwalader, Wickersham & Taft LLP, New York, New York.

EXPERTS

The financial statements as of December 30, 2013, and December 31, 2012, and for each of the three years in the period ended December 30, 2013, incorporated by reference in this prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference information contained in documents we file with it, which means that we can disclose important information to you by referring you to those documents already on file with the SEC that contain that information. The information incorporated by reference is considered to be part of this prospectus. The following documents, which have been filed with the SEC pursuant to the Exchange Act, are incorporated by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 30, 2013, filed with the SEC on April 15, 2014, as amended by our Annual Report on Form 10-K/A for the fiscal year ended December 30, 2013, filed with the SEC on September 9, 2014;
•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on July 18, 2014;
•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, filed with the SEC on August 14, 2014;
•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 15, 2014;
•	our Current Reports on Form 8-K, filed with the SEC on October 23, 2014, October 17, 2014, September 29, 2014, September 15, 2014, August 29, 2014, August 26, 2014, August 19, 2014, August 15, 2014, July 25, 2014, July 10, 2014, June 13, 2014, June 12, 2014, June 2, 2014, May 23, 2014, May 16, 2014, May 14, 2014, April 17, 2014, April 16, 2014, March 21, 2014, and March 11, 2014; and
•	the description of our common stock, which is registered under Section 12 of the Securities Exchange Act, contained in our Registration Statement on Form 8-A (File No. 000-50052) filed with the SEC on October 25, 2002, including any subsequently filed amendments and reports updating such description.

You may request copies of the documents incorporated by reference in this prospectus, at no cost, by writing or telephoning us at:

Così, Inc.
294 Washington Street, Suite 510
Boston, Massachusetts 02108
(857) 415-5000
Attention: Investor Relations

AVAILABLE INFORMATION

We file periodic reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. We will also provide you with a copy of any or all of the reports or documents that have been incorporated by reference into this prospectus or the registration statement of which it is a part (i) upon written or oral request, and at no cost to you. If you would like to request any reports or documents from the company, please contact Investor Relations at Così, Inc., 294 Washington Street, Suite 510, Boston, Massachusetts 02108, (857) 415-5000 or at investorrelations@getcosi.com.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In addition, indemnification may be limited by state securities laws.

Subscription Rights to Purchase up to 13,333,333 Shares
of Common Stock at $1.50 per Full Share

PROSPECTUS

November 7, 2014